   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 1997.


                                                      REGISTRATION NO. 333-34913
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 AMENDMENT NO 2


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              GENZYME CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                MASSACHUSETTS                                   06-1047163
         (STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NUMBER)

       ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 (617) 252-7500 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               PETER WIRTH, ESQ.
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER
                              GENZYME CORPORATION
                               ONE KENDALL SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 252-7500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

           MAUREEN P. MANNING, ESQ.                     GEOFFREY E. LIEBMANN, ESQ.
              PALMER & DODGE LLP                         CAHILL GORDON & REINDEL
              ONE BEACON STREET                               80 PINE STREET
         BOSTON, MASSACHUSETTS 02108                     NEW YORK, NEW YORK 10005
                (617) 573-0100                                (212) 701-3000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 30, 1997


                                4,000,000 Shares

                                      LOGO

                  Genzyme Tissue Repair Division Common Stock
                                ($.01 par value)
                               ------------------


 All of the shares of Genzyme Tissue Repair Division Common Stock ("GTR Stock") offered hereby are being sold by Genzyme Corporation ("Genzyme"). The GTR Stock is listed on the Nasdaq National Market under the symbol "GENZL." On October 28,
   1997, the last reported sale price of the GTR Stock on the Nasdaq National
                          Market was $9.38 per share.


 The GTR Stock is common stock of Genzyme and is intended to reflect the value and track the performance of Genzyme Tissue Repair ("GTR"), which is a leading developer of biological products for the surgical repair or replacement of damaged tissue. The GTR Stock is one of three series of Genzyme's common stock currently outstanding, the others being Genzyme General Division Common Stock and Genzyme Molecular Oncology Division Common Stock. See "Description of Genzyme Capital Stock" for a description of the rights and privileges of shares of each series of Genzyme common stock.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN GTR STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREIN.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                UNDERWRITING
                                                  PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                                   PUBLIC       COMMISSIONS      COMPANY(1)
                                               --------------  --------------  --------------
Per Share....................................        $               $               $
Total(2).....................................  $               $               $

(1) Before deduction of expenses payable by Genzyme estimated at $250,000.
(2) Genzyme has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 600,000 additional shares to cover over-allotments of shares. If the option is exercised in
    full, the total Price to Public will be $          , Underwriting Discounts
    and Commissions will be $          and Proceeds to Company will be
    $          .

     The shares are offered by the several Underwriters when, as and if issued by Genzyme, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares will
be ready for delivery on or about           , 1997.

CREDIT SUISSE FIRST BOSTON
                       COWEN & COMPANY
                                            PAINEWEBBER INCORPORATED

                The date of this Prospectus is           , 1997.

     [The graphic image depicted here consists of a diagram of a human knee and two photographs of an actual patient's knee before and after autologous chondrocyte implantation. The diagram shows the structure of the human knee and depicts an articular cartilage defect labeled "lesion". Three additional components of the human knee, the "lateral femoral condyle", the "medial femoral condyle" and the "trochlea" are also depicted and labeled in the diagram. The first photograph depicts the cartilage defect (1.1 by 4.0 cm) in the medial femoral condyle of a 22 year old female patient before autologous chondrocyte implantation. The second photograph shows the cartilage defect, which is now healed, 46 months after autologous chondrocyte implantation. The borders of the transplant are indicated by arrows.]

     PANEL A: Human knee with defect in the medial femoral condyle.

     PANEL B: Cartilage defect in the medial femoral condyle of a 22 year old female before autologous chondrocyte implantation.

     PANEL C: Healed cartilage defect of the same patient 46 months after autologous chondrocyte implantation.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE GTR STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, PENALTY BIDS AND PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Photographs reprinted with permission of Brittberg et al, The New England Journal of Medicine; 331:1994. Copyright 1994 Massachusetts Medical Society. All rights reserved.

-------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements appearing elsewhere in this Prospectus and in the documents incorporated into this Prospectus by reference. Unless otherwise indicated or the context otherwise requires, (i) information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and (ii) all references herein to shares of GTR Stock, Genzyme General Division Common Stock ("GGD Stock") and Genzyme Molecular Oncology Division Common Stock ("GMO Stock") also include the associated preferred stock purchase rights represented by the same certificates. See "Description of Genzyme Capital Stock." The shares of GTR Stock offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."

                             GENZYME TISSUE REPAIR

     Genzyme Tissue Repair is a leading developer of biological products for the surgical repair or replacement of damaged tissue. GTR's lead product, Carticel(TM) autologous cultured chondrocytes ("Carticel(TM) ACC"), received U.S. Food and Drug Administration ("FDA") approval in August 1997 for use in treating damaged articular knee cartilage. GTR also markets the Epicel(SM) Service for the treatment of severe burns and is developing two NeuroCell(TM) products to treat Parkinson's and Huntington's diseases as well as TGF-(Beta)(2) to treat chronic skin ulcers.

     Autologous chondrocyte implantation ("ACI") was developed by GTR's exclusive collaborators in Sweden in 1987. ACI is a procedure in which a patient's own (autologous) healthy articular cartilage cells (chondrocytes) are cultured in the lab and implanted in the same patient's knee joint to repair cartilage damage due to a variety of injuries, including acute or chronic trauma. Carticel(TM) ACC, which has been marketed by GTR since 1995, is the only FDA-approved autologous cultured chondrocyte product. Since 1987, over 1,250 patients have undergone the ACI procedure, including more than 800 using Carticel(TM) ACC. A substantial body of clinical data from these patients supports the safety and efficacy of the procedure. GTR's analysis of the first 84 patients treated with Carticel(TM) ACC for which 12-month data are available indicates that over 80% of patients improved based on clinician and patient evaluations. See "Business -- Description of Products and Services -- Cartilage Repair -- Carticel(TM) ACC -- Clinical Results." In contrast, approximately 80% of patients treated with existing therapies, such as microfracture, drilling and abrasion, are expected to have poor long-term outcomes.

     GTR believes there is a significant market opportunity to treat patients with articular cartilage damage in the knee. In 1994, there were approximately 189,000 surgical procedures performed in the U.S. to treat damage to articular knee cartilage. GTR estimates that at least half of these procedures were for injuries involving damage to the femoral condyle, the area of the knee for which treatment with Carticel(TM) ACC has been approved by the FDA. GTR estimates that the European market for knee cartilage repair is similar in size to the U.S. market.

     Carticel(TM) ACC was the first product approved under new FDA regulations developed for manipulated autologous cell products. GTR believes that the absence of FDA approval previously limited market acceptance of Carticel(TM) ACC because many third party payers require such approval for reimbursement. The recent FDA approval of Carticel(TM) ACC has led to a surge in reimbursement coverage, and GTR believes that such coverage for the product will continue to increase. See "Recent Developments" below.

     In addition to Carticel(TM) ACC, GTR has a diverse pipeline of other tissue repair products that also address significant medical problems for which there are currently no effective therapies. GTR is developing two cellular therapies for neurodegenerative diseases -- NeuroCell(TM)-PD for the treatment of Parkinson's disease and NeuroCell(TM)-HD for the treatment of Huntington's disease. These products involve implantation of fetal porcine (pig) brain cells into Parkinson's and Huntington's disease patients to replace damaged brain tissue. The NeuroCell(TM) products are being developed in a joint venture with Diacrin, Inc. ("Diacrin") and are currently in Phase I clinical trials. GTR also markets the Epicel(SM) Service, which provides cultured autologous skin cells as permanent skin replacement for patients with severe burns, and is developing TGF-(Beta)(2), a recombinant growth factor in Phase II clinical trials, to treat chronic skin ulcers.
-------------------------------------------------------------------------------

     GTR's strategy is to use its expertise in cell processing, therapeutic protein development and biomaterials engineering to develop and sell a portfolio of novel products and services for unmet medical needs in the orthopedic, neurology and wound closure markets. GTR believes that, as a division of Genzyme, its ability to pursue this strategy is enhanced through its access to Genzyme's infrastructure.

                              RECENT DEVELOPMENTS

     In August 1997, GTR received FDA approval of Carticel(TM) ACC for use in treating damaged articular knee cartilage. Since then, GTR has seen a significant increase in the number of people covered by third party payers that have approved reimbursement for Carticel(TM) ACC as a matter of policy, as well as sharp increases in individual reimbursement approvals and new cases of surgeons seeking treatment for their patients. During the five weeks following FDA approval, the number of people covered by health plans with broad policy coverage for Carticel(TM) ACC increased from 15 million to 53 million. In addition, the average weekly number of reimbursement approvals on an individual basis increased by 140% and the average number of weekly new cases increased by 54% during this period as compared to the eight weeks prior to FDA approval. Further, in September 1997 the Spanish national health system approved Carticel(TM) ACC for use by public hospitals, representing the first broad approval of the product by a reimbursement authority in Europe.


     On October 22, 1997, GTR announced that its total revenues for the third quarter of 1997 were $3.1 million, a 65% increase over the $1.9 million in revenues reported in the third quarter of 1996. This revenue increase was led by revenues for Carticel(TM) ACC which increased 135% to $1.7 million, compared to $726,000 in the third quarter of 1996. Revenues for the Epicel(SM) Service increased 21% to $1.4 million from $1.1 million in the third quarter of 1996. GTR's net loss for the third quarter was $11.0 million, or $0.72 per share, compared to a net loss of $9.9 million, or $0.78 per share in the third quarter of 1996.


                                  THE OFFERING

GTR Stock offered by Genzyme.....................  4,000,000 shares
GTR Stock to be outstanding after the offering...  19,753,169 shares(1)
Use of proceeds..................................  To fund the research and development activities of GTR, including its joint
                                                   venture with Diacrin, for working capital,
                                                   for expenses related to the marketing of
                                                   Carticel(TM) ACC and for general corporate
                                                   purposes.
Nasdaq National Market symbol....................  GENZL

---------------
(1) Based on shares outstanding on August 31, 1997. Excludes (i) 2,376,433 shares of GTR Stock reserved for issuance upon exercise of outstanding options with a weighted average exercise price of $10.73 per share, (ii) 921,423 shares of GTR Stock that Genzyme may from time to time issue, sell or otherwise distribute without allocating any proceeds to GTR ("GTR Designated Shares") and (iii) 2,577,245 shares of GTR Stock currently reserved for issuance upon conversion of amounts payable under a convertible note of Genzyme (the "GTR Note") in the principal amount of $13 million. The actual number of shares issued upon conversion of the GTR Note may be more or less than the number currently reserved. See "Risk Factors -- Risks Related to GTR -- Dilution."

                           GTR SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    FOR THE SIX
                                                                                   MONTHS ENDED
                                         FOR THE YEARS ENDED DECEMBER 31,            JUNE 30,
                                        ----------------------------------     ---------------------
                                          1994         1995         1996         1996         1997
                                        --------     --------     --------     --------     --------
COMBINED STATEMENT OF OPERATIONS DATA:
Net service sales.....................  $    324     $  5,220     $  7,312     $  3,361     $  4,641
Operating costs and expenses:
  Cost of services sold...............       287        4,731       11,193        5,882        5,991
  Selling, general and
     administrative...................       964       12,927       27,111       12,976       12,658
  Research and development............     3,638       10,938       10,880        4,704        4,996
  Purchase of in-process research and
     development......................    11,215           --           --           --           --
                                        --------     --------     --------     --------     --------
     Total operating costs and
       expenses.......................    16,104       28,596       49,184       23,562       23,645
                                        --------     --------     --------     --------     --------
Operating loss........................   (15,780)     (23,376)     (41,872)     (20,201)     (19,004)
Other income and (expenses):
  Equity in loss of joint venture.....        --           --       (1,727)          --       (3,416)
  Interest and investment income, net
     .................................        29        1,346        1,284          959         (840)
                                        --------     --------     --------     --------     --------
     Total other income and (expenses)
       ...............................        29        1,346         (443)         959       (4,256)
                                        --------     --------     --------     --------     --------
Net loss attributable to GTR Stock....  $(15,751)    $(22,030)    $(42,315)    $(19,242)    $(23,260)
                                        ========     ========     ========     ========     ========
Per GTR common share:
  Net loss............................  $  (4.40)    $  (2.28)    $  (3.38)    $  (1.55)    $  (1.76)
  Weighted average shares outstanding
     .................................     3,578        9,659       12,525       12,411       13,208


                                            AT DECEMBER 31,                    AT JUNE 30, 1997
                                   ---------------------------------      ---------------------------
                                    1994         1995         1996        ACTUAL       AS ADJUSTED(1)
                                   -------      -------      -------      -------      --------------
COMBINED BALANCE SHEET DATA:
Cash and investments.............  $24,808      $47,573      $16,230      $20,900         $ 55,947
Working capital..................   20,557       44,374       14,232       19,834           54,881
Total assets.....................   28,435       52,649       42,593       47,260           82,307
Long-term obligations............       --           --       18,000       30,099           30,099
Division equity..................   23,313       45,926       18,084       11,523           46,570


---------------

(1) As adjusted to reflect the net proceeds of this offering, estimated to be $35,047,000.

                                  RISK FACTORS

     Statements made in this Prospectus relating to revenue expectations, expectations regarding reimbursement for GTR's products, plans for product development, sales and marketing and the timing of clinical trials and regulatory approvals, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Actual results could differ materially from those anticipated in the forward-looking statements as a result of certain risks described below or elsewhere in this Prospectus (including Genzyme's Annual Report on Form 10-K for 1996 and other documents incorporated herein by reference). Such risks should be considered carefully in evaluating an investment in GTR Stock.

RISKS RELATED TO GENZYME TRACKING STOCK

     Prior to June 18, 1997, Genzyme had outstanding two classes of common stock, GGD Stock and GTR Stock. Effective June 18, 1997, the GGD Stock and GTR Stock were redesignated as separate series of a single class of common stock and a new series of the same class of common stock, GMO Stock, was issued. As a result, Genzyme currently has three series of common stock outstanding: GGD Stock, GTR Stock and GMO Stock, which are intended to reflect the value and track the performance of Genzyme's three operating divisions: Genzyme General ("Genzyme General"), GTR and Genzyme Molecular Oncology ("GMO"). Prospective investors in GTR Stock should carefully consider the following risks relating to an investment in Genzyme "tracking stock."

     STOCKHOLDERS OF ONE COMPANY; FINANCIAL IMPACTS ON ONE DIVISION COULD AFFECT THE OTHERS. Genzyme General, GTR and GMO are each divisions of Genzyme. Notwithstanding the allocation of Genzyme's products and programs among divisions for financial statement presentation purposes, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of its divisions. Holders of each series of Genzyme common stock have no specific claim against the assets attributed for financial statement presentation purposes to the division whose performance is associated with the series of stock they hold. Liabilities or contingencies of any division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of the other divisions. Prospective investors in GTR Stock should, therefore, read Genzyme's consolidated financial statements in conjunction with the financial statements of GTR.

     NO RIGHTS OR ADDITIONAL DUTIES WITH RESPECT TO THE DIVISIONS; POTENTIAL CONFLICTS. Holders of each series of Genzyme common stock have only the rights of stockholders of Genzyme and, except in limited circumstances, do not have any rights specifically related to the division to which such series of common stock relates.

     The existence of separate series of common stock may give rise to occasions when the interests of holders of each series of Genzyme common stock may diverge or appear to diverge. Although Genzyme is aware of no precedent concerning the manner in which Massachusetts law would be applied to the duties of a board of directors in the context of multiple series of common stock with divergent interests, Genzyme believes, based on the advice of counsel, that a Massachusetts court would hold that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner it reasonably believes to be in the best interests of the corporation. Genzyme has been advised that, under Massachusetts law, a good faith determination by a disinterested and adequately informed board of directors that an action is in the best interests of the corporation, taking into account the interests of the holders of each series of common stock and the alternatives reasonably available, should represent an appropriate defense to any challenge by or on behalf of the holders of any series of common stock that such action could have a disparate effect on different series of common stock. However, a Massachusetts court hearing a case involving such a challenge may decide to apply principles of Massachusetts law other than those described above, or may develop new principles of Massachusetts law, in order to decide such a case.

     Disproportionate ownership interests of members of the Genzyme Board of Directors (the "Genzyme Board") in any series of common stock or disparities in the value of such stock could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for each series of common stock. Nevertheless, Genzyme believes that a director would be able to discharge his or her fiduciary responsibilities even if his or her interests in shares of such series were disproportionate or had disparate values. The Genzyme Board may also from time to time establish one or more committees to review matters presented to it that raise conflict issues, which committee(s) would report to the full Genzyme Board on such matters.

     NO ADDITIONAL SEPARATE VOTING RIGHTS. Holders of each series of Genzyme common stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote (including the election of directors). Except in certain limited circumstances provided under Massachusetts law, in Genzyme's Restated Articles of Organization (the "Genzyme Charter"), and in the management and accounting policies adopted by the Genzyme Board, holders of each series of common stock have no right to vote on matters separately. Accordingly, except in limited circumstances, holders of shares of one series of common stock could not bring a proposal to a vote of the holders of that series of common stock only, but would be required to bring any proposal to a vote of all common stockholders.

     On all matters as to which common stockholders generally are entitled to vote, each share of GGD Stock has one vote, each share of GTR Stock has, through December 31, 1998, .33 vote and each share of GMO Stock has, through December 31, 1998, .25 vote. On January 1, 1999 and on January 1 every two years thereafter, the number of votes to which each share of GTR Stock and GMO Stock is entitled will be adjusted to equal the ratio of the Fair Market Value of one share of GTR Stock and GMO Stock, respectively, to the Fair Market Value of one share of GGD Stock as of such date. Fair Market Value as of any date means the average of the daily closing prices as reported by the Nasdaq National Market (or the appropriate exchange on which such shares are then traded) for the 20 consecutive trading days commencing on the 30th trading day prior to such date. In the event such closing prices are unavailable, Fair Market Value will be determined by the Genzyme Board.

     Certain matters as to which the holders of common stock are entitled to vote may involve a divergence or the appearance of a divergence in the interests of holders of each series of Genzyme common stock. If, when a stockholder vote is taken on any matter as to which a separate vote by each series is not required and the holders of any series of common stock would have more than the number of votes required to approve any such matter, the holders of that series would control the outcome of the vote on such matter. Holders of GGD Stock, GTR Stock and GMO Stock currently have approximately 92.5%, 6.3% and 1.2%, respectively, of the total voting power of Genzyme. Following completion of this offering and assuming that the Underwriters' over-allotment option is not exercised, holders of GGD Stock, GTR Stock and GMO Stock will have approximately 91.1%, 7.7% and 1.2% respectively, of the total voting power of Genzyme. As a result, on matters which are submitted to a vote of common stockholders, the preferences of the holders of GGD Stock are likely to dominate and determine the outcome of such vote unless and until the relative number of shares outstanding and/or the market value of each series of Genzyme common stock materially changes. See "Description of Genzyme Capital Stock -- Voting Rights."

     EXCHANGE OF GTR STOCK AND GMO STOCK. The Genzyme Board can, in its sole discretion, determine to exchange shares of GTR Stock and GMO Stock for cash or shares of GGD Stock (or any combination thereof) at a 30% premium over Fair Market Value of the GTR Stock or GMO Stock at any time. In addition, following a disposition of all or substantially all of the assets of GTR or GMO, the shares of GTR Stock or GMO Stock, as the case may be, are subject to mandatory exchange by Genzyme for cash and/or shares of GGD Stock at a 30% premium over Fair Market Value of such series of common stock as determined by the trading prices during a specified period prior to public announcement of the disposition. Consequently, holders of GTR Stock and GMO Stock may receive a greater or lesser premium for their shares than any premium paid by a third party buyer of all or substantially all of the assets of GTR or GMO. In addition, the right of the Genzyme Board to exchange shares of GMO Stock or GTR Stock at a 30% premium over the Fair Market Value of such shares does not preclude the Genzyme Board from making an offer to exchange such shares on terms other than those provided in the Genzyme Charter. Although any alternative offer would be subject to acceptance by the holders of the shares to be exchanged, such offer could be made at a price representing a discount from the then current market price of the shares or otherwise on terms less favorable than those provided in the Genzyme Charter. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions -- Open Market Purchases of Shares of Common Stock."

     NO ADJUSTMENT TO LIQUIDATING DISTRIBUTIONS. In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme (other than pursuant to a merger, business combination or sale of substantially all assets), holders of outstanding shares of each series of Genzyme common stock would receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such series. Currently, each share of GGD Stock has 100 liquidation units, each share of GTR Stock has 58 liquidation units and each share of GMO Stock has 25 liquidation units. Because the liquidation units will not be adjusted to reflect changes in the relative market value or performance of each of the divisions of Genzyme, the per share liquidating distribution to a holder of GGD Stock, GTR Stock or GMO Stock is not likely to correspond to the value of the assets of Genzyme General, GTR or GMO, respectively, at the time of a dissolution, liquidation or winding up of Genzyme.

     MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE. The Genzyme Board has adopted certain management and accounting policies applicable to the preparation of the financial statements of the divisions of Genzyme, the allocation of corporate expenses, assets and liabilities and other accounting matters, the reallocation of assets between divisions and other matters. These policies may, except as stated therein, be modified or rescinded in the sole discretion of the Genzyme Board without the approval of Genzyme's stockholders, subject to the Genzyme Board's fiduciary duty to all holders of Genzyme's capital stock. The Genzyme Board may also adopt additional policies depending upon the circumstances. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions."

     USE OF OPERATING LOSSES BY OTHER GENZYME DIVISIONS. Genzyme's management and accounting policies provide that to the extent any division of Genzyme is unable to utilize its operating losses or other projected tax benefits to reduce its current or deferred income tax expense, such losses or benefits may be reallocated to another division on a quarterly basis. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements will be prepared for each division and any losses that cannot be utilized by a division will not be carried forward to reduce the taxes allocable to such division's earnings in the future. This could result in a division with losses (such as GTR and GMO currently) being charged a greater portion of the total corporate tax liability and reporting lower earnings after taxes in the future than would have been the case if such division had retained its losses or other benefits in the form of a net operating loss carryforward.

RISKS RELATED TO GTR

     Prospective investors should carefully consider the following risks associated with an investment in GTR Stock.

     NO ASSURANCE OF COMMERCIAL SUCCESS OF CARTICEL(TM) ACC. In August 1997, the FDA approved GTR's Biologics License Application ("BLA") for Carticel(TM) ACC. As a condition to such approval, GTR has agreed to conduct two confirmatory post-marketing studies, one of which will compare the long-term clinical effects of treatment with Carticel(TM) ACC to certain other available treatments and the other of which will compare treatment with Carticel(TM) ACC against a placebo implant. Should these post-marketing studies demonstrate that treatment with Carticel(TM) ACC is not superior to the alternatives studied, the FDA may suspend or terminate GTR's license to market the product. If GTR were prohibited from marketing Carticel(TM) ACC in the U.S., its results of operations would be materially adversely affected.

     The commercial success of Carticel(TM) ACC will also depend materially on the ability of GTR to increase the approval rate for reimbursement of the product from third party payers. Although GTR has seen a substantial increase in the development of broad policy coverage for Carticel(TM) ACC since the August 1997 FDA approval of the product, there can be no assurance that the recent increase in reimbursement approvals will continue.

     Although FDA approval is a critical requirement for most plans to adopt favorable policy coverage for new treatments, a number of major insurance plans also base their decisions on technology assessments conducted by individual plans or by independent associations such as Blue Cross Blue Shield Association ("BCBSA"). The BCBSA Technology Assessment Committee (the "BCBSA Committee") met in late September 1997 to review the Carticel(TM) ACC treatment. GTR has received preliminary indications from BCBSA that the BCBSA Committee does not believe that Carticel(TM) ACC meets all of the published criteria used by BCBSA to evaluate new treatments. GTR believes that Carticel(TM) ACC in fact meets all of the criteria and is in discussions with BCBSA regarding its assessment. While a favorable review by the BCBSA Committee is not required for individual Blue Cross/Blue Shield plans to approve policy coverage for a new treatment, it is a factor in the decision process for many plans. If the BCBSA Committee issues a report stating that Carticel(TM) ACC does not meet all of BCBSA's criteria for assessment of new treatments, implementation of policy coverage for Carticel(TM) ACC by many Blue Cross/Blue Shield plans would be delayed. Since these plans represent approximately 60 million, or 25%, of insured lives in the U.S., GTR's ability to access a substantial portion of the market for Carticel(TM) ACC would also be delayed.

     The process used by GTR to grow autologous chondrocytes is not patentable, and GTR does not yet have significant patent protection covering the other methodologies used in providing Carticel(TM) ACC. Consequently, GTR is unable to prevent a competitor from developing the ability to grow cartilage cells and from offering a product that is similar or superior to Carticel(TM) ACC. GTR's results of operations could be materially adversely affected if a competitor were to develop such know-how and obtain FDA approval for an autologous chondrocyte product. GTR is aware of at least one other company that is culturing autologous chondrocytes for cartilage repair in Europe. See "Risk Factors -- Risks Related to GTR -- Intense Competition."

     GTR is marketing Carticel(TM) ACC to orthopedic surgeons. The commercial success of the product depends on the extent to which sufficient numbers of surgeons who are trained by GTR incorporate the product into their existing practices. There can be no assurance that GTR will be successful in marketing Carticel(TM) ACC to such surgeons or that such surgeons will use Carticel(TM) ACC to the extent anticipated by GTR.

     GTR OPERATING LOSSES AND CASH REQUIREMENTS. GTR is expected to experience significant operating losses at least through 1998 as the market introduction of Carticel(TM) ACC continues and its research and development and clinical programs progress. There can be no assurance that GTR will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. GTR anticipates that the net proceeds from this offering, together with existing cash balances allocated to GTR or approved for reallocation from Genzyme General and cash generated from the sale of Carticel(TM) ACC and the Epicel(SM) Service, will be sufficient to fund GTR's operations through the end of 1998. Significant additional funds may be required to continue operations at anticipated levels beyond 1998, however, and GTR may be required to delay, scale back or eliminate certain of its programs or to license third parties to commercialize technologies or products that it would otherwise undertake itself if it does not have sufficient capital or is not successful in raising additional capital.

     GTR's cash requirements may vary from those now planned as a result of numerous factors, including revenue fluctuations, reimbursement denials for GTR's products, results of research and development and clinical testing by GTR and its collaborators, competing technological and market developments and the cost and timing of clinical trials and regulatory approvals. In addition, if GTR commits to fund additional joint ventures or strategic collaborations or uses cash to effect acquisitions, its cash requirements may increase significantly.

     FLUCTUATION IN GTR'S QUARTERLY RESULTS. Revenues generated from the sale of Carticel(TM) ACC are expected to fluctuate as GTR enrolls and trains additional orthopedic surgeons and the product gains market and third party payer acceptance. GTR's management is unable to predict the timing or magnitude of such fluctuations, although GTR expects that its revenues from the sale of Carticel(TM) ACC may be lower in the summer months as fewer operative procedures are typically performed during those months. Sales of the Epicel(SM) Service for the treatment of severe burns also comprise a material percentage of GTR's revenues. Revenues realized from the Epicel(SM) Service fluctuate from quarter to quarter due to the dependency of such revenues on many unpredictable factors, including the number and survival rate of patients for which the Epicel(SM) Service is the indicated treatment. Since GTR is required to maintain extensive tissue culture facilities and a staff of trained personnel for both Carticel(TM) ACC and the Epicel(SM) Service, a significant portion of GTR's costs are fixed and, therefore, fluctuations in demand can have a material adverse effect on GTR's results of operations.

     COLLABORATION WITH DIACRIN, INC. -- NO CURRENTLY APPROVED XENOTRANSPLANTATION-BASED PRODUCTS; RELIANCE ON CELL TRANSPLANTATION
TECHNOLOGY. GTR has formed a joint venture with Diacrin to develop and commercialize products based on transplantable fetal porcine brain cells for the treatment of Parkinson's disease and Huntington's disease. Human therapeutic products based on the transplantation of cells obtained from animals ("xenotransplantation") represent a novel therapeutic approach that has not been subject to extensive clinical testing. Xenotransplantation also poses a risk that viruses or other animal pathogens will be unintentionally transmitted to a human patient. The joint venture has been required by the FDA to perform certain assays to determine whether porcine retrovirus is present in patients that have received porcine cells. These assays have been performed on samples taken from all patients who have received NeuroCell(TM)-PD and no porcine retrovirus was detected in those samples. The joint venture has also been required by the FDA to perform additional assays on its porcine cellular product to determine if active porcine retroviruses are present. These assays are in progress and preliminary results indicate that active porcine retroviruses are not present. The FDA has advised the joint venture that additional trials for the NeuroCell(TM) products may not proceed until data from these assays has been reviewed and found satisfactory by the FDA and the protocol for such trials is approved. If active retrovirus is detected in these assays, additional assays may be required to assess the risk to patients of retroviral infection. If such additional assays are required, commencement of the planned pivotal trial of NeuroCell(TM)-PD may be delayed. Although GTR expects that the FDA will allow the joint venture to proceed with the pivotal trial for NeuroCell(TM)-PD before year-end, there can be no assurance that this will be the case. An inability to proceed with further trials or a substantial delay in the commencement of clinical trials for the NeuroCell(TM) products will have a material adverse effect on GTR's interest in the joint venture.


     The FDA has issued draft regulatory guidelines to reduce the risk of contamination of xenotransplanted cellular products with infectious agents. Although GTR's management believes the processes used to produce the porcine cell products under development by the joint venture would comply with the guidelines as drafted, such guidelines may undergo substantial revision before definitive guidelines are issued by the FDA. There can be no assurance that definitive guidelines will be issued by the FDA or that processes used by the joint venture will comply with any guidelines that may be issued.

     No xenotransplantation-based therapeutic product has been approved by the FDA and there can be no assurance that any products developed by the joint venture will be approved by the FDA or regulatory authorities in other countries. There can also be no assurance that xenotransplantation-based products, including the joint venture's product candidates, will be accepted by the medical community or third party payers or that the degree of such acceptance will not limit the size of the market for such products.

     The success of the joint venture is also dependent upon the successful development of cell transplantation technology. This technology currently has limited clinical applications and there can be no assurance that it will result in the development of any therapeutic products. If the cell transplantation technology does not result in the development of such products, the joint venture may be required to change dramatically the scope and direction of its product development activities.

     RELIANCE ON AGREEMENTS WITH KEY COLLABORATORS. Carticel(TM) ACC has been developed based on the work of a group of Swedish physicians, the two leaders of which are performing consulting services for GTR relating to the commercialization and further development of the product. These two physicians are parties to research and development consulting agreements with GTR (the "Consulting Agreements") which prohibit them, without GTR's consent, from performing consulting services for others in the field of cartilage and bone repair. In addition, pursuant to the Consulting Agreements, each physician (i) is prohibited from engaging in any business activity that is in competition with the products or services being developed, manufactured or sold by GTR during the term of Consulting Agreements (currently through 1998) and for a period of one year after termination thereof, (ii) is subject to non-disclosure obligations and (iii) has assigned to GTR all rights to inventions resulting from work performed by each physician as a consultant to GTR, subject to royalties payable to the inventing physician. There can be no assurance that the two physicians will honor their obligations under the Consulting Agreements or that such agreements will be renewed beyond 1998. In addition, there can be no assurance that individuals who are familiar with the know-how underlying Carticel(TM) ACC through their association with these physicians will not disclose such information to GTR's competitors. The occurrence of either of these events could have a material adverse effect on GTR's results of operations.

     GTR is conducting additional research relating to Carticel(TM) ACC pursuant to a sponsored research agreement with the University of Gotenburg in Sweden and certain physicians, including the two referred to above. The sponsored research agreement requires that all members of the investigative team maintain the confidentiality of all information pertaining to GTR and its business that may become known to them in connection with their work under the agreement. The agreement also states that all inventions conceived or reduced to practice during the course of the research program will be the property of GTR, subject to royalties payable to the inventing physician. There can be no assurance that the sponsored research agreement will be honored by the individuals performing services thereunder.

     INTENSE COMPETITION. GTR is engaged in a segment of the human health care products industry that is extremely competitive. Competitors in the U.S. and elsewhere are numerous and include major pharmaceutical, chemical and biotechnology companies, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than GTR. These companies may succeed in developing products that are more effective than any that have been or may be developed by GTR and may also be more successful than GTR in producing and marketing these products. GTR is aware of at least one company that is culturing autologous chondrocytes for cartilage repair in Europe and numerous additional companies developing competing products for cartilage repair and the treatment of Parkinson's disease, Huntington's disease, burns, chronic wounds and multiple sclerosis. See
"Business -- Description of Products and Services -- Cartilage
Repair -- Carticel(TM) ACC -- Competition" and "-- Neurodegenerative
Diseases -- Diacrin/Genzyme LLC -- Competition."

     UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY
TECHNOLOGY. Genzyme's success depends, to a large extent, on its ability to maintain a competitive technological position in its product areas. Proprietary rights relating to Genzyme's products are protected from unauthorized use by third parties only to the extent that they are covered by patents or are maintained in confidence as trade secrets. Genzyme has filed for patents and has rights to numerous patents and patent applications worldwide. While certain of Genzyme's patents have been allowed or issued, there can be no assurance that such patents or any additional patents that are allowed or issued, if any, will effectively protect the proprietary technology of Genzyme. In addition, patent litigation is widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect Genzyme.

     No consistent policy has emerged from the U.S. Patent and Trademark Office regarding the breadth of claims allowed in biotechnology patents and, therefore, the degree of future protection for Genzyme's proprietary rights is uncertain. The allowance of broader claims may increase the incidence and cost of patent interference proceedings in the U.S. and the risk of infringement litigation in the U.S. and abroad. Conversely, the allowance of narrower claims, while reducing the risk of infringement, may limit the value of Genzyme's proprietary rights under its patents, licenses and pending patent applications.

     Genzyme actively monitors the patent filings of its competitors in an effort to guide the design and development of its products to avoid infringement. Notwithstanding these efforts, there can be no assurance that the patents issued or licensed to Genzyme will remain free of challenge by third parties. In addition, currently pending patent applications filed by third parties may, if issued, cover GTR's products and services as ultimately developed, which could have an adverse impact on GTR's results of operations in amounts that cannot presently be determined. Genzyme may, depending on the final formulation of such products and services, need to acquire licenses to, or contest the validity of, such patents or any other similar patents that may be issued. The extent to which Genzyme may need to license such rights or contest the validity of such patents depends on the scope and validity of such patents and ultimately on the final design or formulation of its products and services under development. The cost and ability to license any such rights and the likelihood of successfully contesting the validity of such patents are uncertain.

     Genzyme has also relied upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain its competitive position. There can be no assurance that others will not independently develop such know-how or otherwise obtain access to Genzyme's technology. While Genzyme's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, there can be no assurance that these agreements will be honored. Certain of Genzyme's consultants have developed portions of Genzyme's proprietary technology at their respective universities or in governmental laboratories. There can be no assurance that such universities or governmental authorities will not assert rights to intellectual property arising out of university or government based research conducted by such consultants.

     REGULATION BY GOVERNMENT AGENCIES. Many of the products and services GTR plans to manufacture and sell will require approval by governmental agencies in the U.S. and elsewhere. In particular, human therapeutic and diagnostic products are subject to pre-marketing approval by the FDA and comparable agencies in foreign countries. The process of obtaining these approvals varies according to the nature and use of the product and can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Regulation of GTR's products and services could also limit GTR's reimbursement for its products and services and otherwise materially affect the results of operations of GTR. In addition, there can be no assurance that any of the required approvals will be granted on a timely basis, if at all. For a discussion of certain regulatory risks relating to Carticel(TM) ACC, see "Risk Factors -- Risks Related to GTR -- No Assurance of Commercial Success of Carticel(TM) ACC."

     RAPID TECHNOLOGICAL CHANGE. The field of biotechnology is expected to continue to undergo significant and rapid technological change. Although GTR will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and discoveries by others will not render GTR's products or services obsolete.

     UNCERTAINTY REGARDING SUCCESS OF CLINICAL TRIALS. Several of GTR's products, including NeuroCell(TM)-PD and NeuroCell(TM)-HD, are currently in or will require clinical trials to test safety and efficacy in humans for various conditions. There can be no assurance that GTR will not encounter problems in clinical trials that will cause it to delay or suspend these clinical trials. In addition, there can be no assurance that such clinical testing, if completed, will ultimately show these products to be safe and efficacious.

     THIRD PARTY REIMBURSEMENT AND HEALTH CARE COST CONTAINMENT INITIATIVES. A majority of GTR's revenues are attributable directly or indirectly to payments received from third party payers, including government health administration authorities and private health insurers. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payers are increasingly challenging the prices charged for health care products and services. Third party payers are also increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. There can be no assurance that third party insurance coverage will be available for any products or services developed by GTR. If adequate coverage and reimbursement are not provided by government and other third party payers for GTR's products and services, its results of operations may be materially adversely affected. For a discussion of risks relating to reimbursement for Carticel(TM) ACC, see "Risk Factors -- Risks Related to
GTR -- No Assurance of Commercial Success of Carticel(TM) ACC."

     In addition, Congress has from time to time discussed the possible implementation of broad based health care cost containment measures. While these discussions have not led to the enactment of any specific health care cost containment legislation, it is possible that health care measures will again be proposed in Congress. The effects on GTR of any such measures that are ultimately adopted cannot be predicted at this time.

     PRODUCT LIABILITY AND LIMITATIONS OF INSURANCE. GTR may be subject to product liability claims in connection with the use or misuse of its products during testing or after commercialization. While GTR has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that GTR will avoid significant liability exposure. Genzyme has only limited amounts of product liability insurance and there can be no assurance that such insurance will provide sufficient coverage against any or all potential product liability claims. If Genzyme attempts to obtain additional insurance in the future, there can be no assurance that it will be able to do so on acceptable terms, if at all, or that such insurance will provide adequate coverage against claims asserted.

     POSSIBLE VOLATILITY OF SHARE PRICE AND ABSENCE OF DIVIDENDS. The market prices for securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations or new commercial products by Genzyme or its competitors, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of GTR Stock. No cash dividends have been paid to date on Genzyme common stock, nor does Genzyme anticipate paying cash dividends on such stock in the foreseeable future.

     POSSIBLE ADVERSE EFFECT OF ANTI-TAKEOVER PROVISIONS. Certain provisions of Massachusetts law, the Genzyme Charter and By-Laws and the terms of Genzyme's stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of Genzyme or a change in its management and thus deprive stockholders of the opportunity to receive a premium for their shares. In addition, Genzyme's authorized capital stock includes shares of undesignated common and preferred stock that may be issued from time to time by the Genzyme Board in one or more series. This ability to issue or the issuance of additional series of common or preferred stock could have the effect of discouraging attempts to acquire control of Genzyme.


     DILUTION. Pursuant to an agreement made at the time of formation of GTR, the Genzyme Board may allocate up to $10 million from Genzyme General to GTR on or before June 14, 1998 in exchange for 1,000,000 GTR Designated Shares. In addition, the Genzyme Board has authorized the allocation of up to $20 million in cash from Genzyme General to GTR (the "GTR Equity Line"). Any amounts allocated to GTR under the GTR Equity Line will result in an increase in such number of GTR Designated Shares determined by dividing (i) the amount of cash so allocated by (ii) the average of the daily closing prices of GTR Stock for the 20 consecutive trading days commencing on the 30th trading day prior to the date of such allocation. Of the $20 million authorized for allocation to GTR, approximately $6.0 million had been allocated as of June 30, 1997.

     The GTR Designated Shares are not issued or outstanding, but may be issued from time to time by the Genzyme Board without allocating any proceeds to GTR or distributed as a stock dividend to the holders of GGD Stock. As of August 31, 1997, there were 921,423 GTR Designated Shares. Pursuant to the management and accounting policies adopted by the Genzyme Board, Genzyme is required to distribute or sell the GTR Designated Shares annually to the extent that the number of such shares (excluding those reserved for GGD optionholders and the holders of instruments convertible into GGD Stock) exceeds 10% of the shares of GTR Stock outstanding. Genzyme is unable to predict the effect that the sales or distributions described in this paragraph may have on the then prevailing market price of GTR Stock.

     In addition, Genzyme currently has reserved 2,577,245 shares of GTR Stock for issuance upon conversion of amounts payable under the GTR Note. The actual number of shares issued upon conversion of the GTR Note may be more or less than the number currently reserved. The GTR Note is convertible into shares of GTR Stock at a discount to the average of the closing bid prices of GTR Stock as reported by the Nasdaq National Market for the 25 trading days immediately preceding the applicable conversion date (the "Conversion Price"). This discount began at 2% on August 27, 1997 and increases by an additional one percent per month thereafter until May 27, 1998. After May 27, 1998, the Conversion Price will be equal to the lesser of: (i) 89% of the Conversion Price calculated as of the actual conversion date and (ii) 89% of the Conversion Price calculated as of May 27, 1998. The conversion of amounts payable under the GTR Note at a price that is less than the price to the public in this offering will result in dilution to investors in this offering.

RISKS RELATED TO OTHER GENZYME DIVISIONS

     Holders of GTR Stock are stockholders of Genzyme, which owns all of the assets and is responsible for all of the liabilities of GTR. Liabilities or contingencies of the other divisions of Genzyme that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of GTR. Accordingly, the following risk factors should be considered carefully in contemplating an investment in GTR Stock.

     DEPENDENCE ON CEREDASE(R)ENZYME AND CEREZYME(R) ENZYME SALES. Genzyme General's results of operations are highly dependent upon the sales of Ceredase(R) enzyme and Cerezyme(R) enzyme. Sales of Ceredase(R) enzyme and Cerezyme(R) enzyme in 1996 were $264.6 million, representing 62% of consolidated product sales in 1996.

     Genzyme produces Ceredase(R) enzyme from an extract of human placental tissue supplied by a French company that is the only significant commercial source of this material. The current supply available is not sufficient to produce enough Ceredase(R) enzyme to supply all present patients. To address supply constraints, Genzyme has developed Cerezyme(R) enzyme, a recombinant form of the enzyme. In October 1996, Genzyme General received FDA approval to manufacture Cerezyme(R) enzyme in a new, large-scale manufacturing plant located in Boston, Massachusetts. Once an uninterrupted supply of Cerezyme(R) enzyme can be produced by the new plant, patients receiving Ceredase(R) enzyme will be converted to Cerezyme(R) enzyme. Genzyme General will be required to continue providing Ceredase(R) enzyme until the process of patient conversion is completed. Any disruption in the supply or manufacturing process of Ceredase(R) enzyme during the conversion period or, thereafter, in the supply or manufacturing process of Cerezyme(R) enzyme, may have a material adverse effect on revenue.

     FUTURE CAPITAL NEEDS. Although Genzyme currently has substantial cash resources, it has committed to utilize a portion of such funds for certain purposes, such as (i) completing the market introduction in the U.S. and

Europe of its line of biomaterial products based on hyaluronic acid to limit the formation of postoperative adhesions, (ii) completing the market introduction of Carticel(TM) ACC and developing, producing and marketing other products through GTR, (iii) providing up to $25 million under a line of credit established for the benefit of GMO and (iv) making certain payments to third parties in connection with strategic collaborations.


     Genzyme had approximately $179 million in cash, cash equivalents and short and long-term investments at June 30, 1997. As of June 30, 1997, approximately $118 million was outstanding under Genzyme's $225 million revolving credit facility with a syndicate of commercial banks, $95 million of which was allocated to Genzyme General, $18 million of which was allocated to GTR and $5 million of which was allocated to GMO. Amounts borrowed under this facility are payable on November 15, 1999. Genzyme's cash resources will be diminished upon repayment of amounts borrowed, plus accrued interest, under this credit facility. In addition, Genzyme privately placed the GTR Note in February 1997 to fund GTR's operations and in August 1997 Genzyme privately placed $20 million in debentures convertible into GMO stock (the "GMO Debentures") to fund GMO's operations. Pursuant to the terms of both the GTR Note and the GMO Debentures, the holder will, in some circumstances, receive cash from Genzyme. To the extent Genzyme uses cash to pay the principal and accrued interest on the GTR Note or GMO Debentures, its cash reserves will also be diminished. As a result, Genzyme may have to obtain additional financing. There can be no assurance that such financing will be available on favorable terms, if at all.


     RISKS INHERENT IN INTERNATIONAL OPERATIONS. Foreign operations of Genzyme accounted for 35% of consolidated net sales in 1996 as compared to 35% and 31% in 1995 and 1994, respectively. In addition, Genzyme has direct investments in a number of subsidiaries in foreign countries (primarily in Europe and Japan) and purchases certain raw materials from a French supplier. Financial results of Genzyme could be adversely affected by fluctuations in foreign exchange rates. Fluctuations in the value of foreign currencies affect the dollar value of Genzyme's net investment in foreign subsidiaries, with this fluctuation being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. The largest foreign currency exposure results from activity in British pounds, French francs, Swiss francs, Dutch guilders, German marks and Japanese yen.

     Genzyme attempts to manage this exposure by entering into forward contracts with banks to the extent that the timing of currency flows can reasonably be anticipated and by offsetting matching foreign currency denominated assets with foreign currency denominated liabilities. Although Genzyme has not hedged net foreign investments in the past, it may engage in hedging transactions to manage and reduce its foreign exchange risk, subject to certain restrictions imposed by the Genzyme Board. There can be no assurance that Genzyme's attempts to manage its foreign currency exchange risk will be successful.

                                USE OF PROCEEDS


     The net proceeds to be received from the sale of the shares of GTR Stock offered hereby are estimated to be $35,047,000 ($40,342,000 if the Underwriters' over-allotment option is exercised in full) and will be allocated in full to GTR. While GTR currently has no commitments for use of the net proceeds of this offering, GTR's management anticipates that approximately $21 million of the net proceeds of this offering will be used to fund the research and development activities of GTR, including approximately $9 million to fund GTR's obligations to the joint venture with Diacrin. The balance of such proceeds will be used for working capital, for expenses related to the marketing of Carticel(TM) ACC and for general corporate purposes. Until applied to any of the foregoing uses, the net proceeds of this offering will be invested in high-quality, short-term interest bearing investments or deposit accounts.


     GTR anticipates that the net proceeds from this offering, together with existing cash balances allocated to GTR or approved for reallocation from Genzyme General and cash generated from the sale of Carticel(TM) ACC and the Epicel(SM) Service, will be sufficient to fund GTR's operations through the end of 1998. Significant additional funds may be required to continue operations at anticipated levels beyond such time.

                                 CAPITALIZATION

     The following table sets forth the capitalization of GTR as of June 30, 1997 and as adjusted to reflect the issuance of the shares of GTR Stock offered hereby:


                                                                         JUNE 30, 1997
                                                                   --------------------------
                                                                   ACTUAL      AS ADJUSTED(1)
                                                                   -------     --------------
                                                                     (DOLLARS IN THOUSANDS)
    Long-term obligations........................................  $30,099        $ 30,099
    Division equity (2)..........................................   11,523          46,570
                                                                   -------         -------
    Total capitalization.........................................  $41,622        $ 76,669
                                                                   =======         =======


---------------

(1) As adjusted to reflect the application of the net proceeds of this offering, estimated to be $35,047,000.


(2) Excludes (i) 2,382,203 shares of GTR Stock reserved for issuance upon exercise of outstanding options with a weighted average exercise price of $10.67 per share, (ii) 3,160,939 GTR Designated Shares and (iii) 2,577,245 shares of GTR Stock currently reserved for issuance upon conversion of amounts payable under the GTR Note. The actual number of shares issued upon conversion of the GTR Note may be more or less than the number currently reserved. See "Risk Factors -- Risks Related to GTR -- Dilution."

                            PRICE RANGE OF GTR STOCK
                              AND DIVIDEND POLICY

     The GTR Stock is traded in the over-the-counter market and prices are quoted on the Nasdaq National Market ("Nasdaq") under the symbol GENZL. The following table sets forth, for the periods indicated, the high and low sale prices for the GTR Stock as reported by Nasdaq.


                                                                               HIGH   LOW
                                                                               ----   ----
    1995
      First Quarter..........................................................   7 3/   3 1/
      Second Quarter.........................................................   7 5/   5 1/
      Third Quarter..........................................................  16 5/8  6 1/
      Fourth Quarter.........................................................  18 1/2 11 3/4
    1996
      First Quarter..........................................................  28 3/4 13 7/8
      Second Quarter.........................................................  17 1/8 10 7/8
      Third Quarter..........................................................  11 7/8  6 5/
      Fourth Quarter.........................................................  11 1/8  6 1/
    1997
      First Quarter..........................................................  14 7/8 7
      Second Quarter.........................................................  13      8 1/
      Third Quarter..........................................................  12 1/2 9
      Fourth Quarter (through October 28, 1997)..............................  10 5/8  8 7/1


---------------


     On October 28, 1997, the closing sale price of GTR Stock as reported by Nasdaq was $9.38 per share. There were 4,432 holders of record of GTR Stock as of August 31, 1997.


     Genzyme has never paid a cash dividend on shares of its capital stock; it has retained all earnings for use in its business. Genzyme expects to continue to follow the policy of retaining funds for reinvestment in its business.

                             GENZYME TISSUE REPAIR
                            SELECTED FINANCIAL DATA

     The following table represents selected historical combined statement of operations and balance sheet data of GTR. The balance sheet data presented below as of December 31, 1992, 1993, 1994, 1995 and 1996 and the statement of operations data presented below for each of the years in the five-year period ended December 31, 1996 are derived from GTR's financial statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The financial statements as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 and the report of Coopers & Lybrand L.L.P. relating thereto are incorporated by reference in this Prospectus from Genzyme's Annual Report on Form 10-K for the year ended December 31, 1996 and the selected financial data presented below are qualified in their entirety by reference thereto. The balance sheet data presented below as of June 30, 1997 and statement of operations data presented below for the six-month periods ended June 30, 1996 and 1997 are derived from GTR's unaudited financial statements which are also incorporated herein by reference from Genzyme's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data should be read in conjunction with the historical financial statements and notes thereto and related Management's Discussion and Analysis of Financial Condition and Results of Operations of GTR presented herein. See also "Incorporation of Certain Documents by Reference." Amounts are in thousands, except for per share amounts.

                                                                                                               FOR THE SIX
                                                                                                              MONTHS ENDED
                                                               FOR THE YEARS ENDED DECEMBER 31,                 JUNE 30,
                                                      --------------------------------------------------   -------------------
                                                       1992      1993       1994       1995       1996       1996       1997
                                                      ------   --------   --------   --------   --------   --------   --------
COMBINED STATEMENT OF OPERATIONS DATA:
Revenues:
  Net service sales.................................  $   --   $     --   $    324   $  5,220   $  7,312   $  3,361   $  4,641
  Related party revenues:
    Technology license fee(1).......................      --      2,000         --         --         --         --         --
    Revenues from research and development
      contracts.....................................   2,666      2,684         --         --         --         --         --
                                                      ------   --------   --------   --------   --------   --------   --------
        Total revenues..............................   2,666      4,684        324      5,220      7,312      3,361      4,641
                                                      ------   --------   --------   --------   --------   --------   --------
Operating costs and expenses:
  Cost of services sold.............................      --         --        287      4,731     11,193      5,882      5,991
  Selling, general and administrative...............     823        701        964     12,927     27,111     12,976     12,658
  Research and development (including research and
    development related to contracts)...............   2,351      2,805      3,638     10,938     10,880      4,704      4,996
  Purchase of in-process research and
    development(2)..................................      --     25,000     11,215         --         --         --         --
                                                      ------   --------   --------   --------   --------   --------   --------
        Total operating costs and expenses..........   3,174     28,506     16,104     28,596     49,184     23,562     23,645
                                                      ------   --------   --------   --------   --------   --------   --------
Operating loss......................................    (508)   (23,822)   (15,780)   (23,376)   (41,872)   (20,201)   (19,004)
Other income and (expenses):
  Equity in loss of joint venture(3)................      --         --         --         --     (1,727)        --     (3,416)
  Investment income.................................      --         --         29      1,386      1,432        964        398
  Interest expense..................................      --         --         --        (40)      (148)        (5)    (1,238)
                                                      ------   --------   --------   --------   --------   --------   --------
        Total other income and (expenses)...........      --         --         29      1,346       (443)       959     (4,256)
                                                      ------   --------   --------   --------   --------   --------   --------
Loss before income taxes............................    (508)   (23,822)   (15,751)   (22,030)   (42,315)   (19,242)   (23,260)
Provision for income taxes..........................      --        (38)        --         --         --         --         --
Tax benefit allocated to Genzyme General............      --       (255)        --         --         --         --         --
                                                      ------   --------   --------   --------   --------   --------   --------
Net loss attributable to GTR Stock(4)...............  $ (508)  $(24,115)  $(15,751)  $(22,030)  $(42,315)  $(19,242)  $(23,260)
                                                      ======   ========   ========   ========   ========   ========   ========
Per GTR common share:
  Net loss(4).......................................  $(0.17)  $  (7.43)  $  (4.40)  $  (2.28)  $  (3.38)  $  (1.55)  $  (1.76)
  Weighted average shares outstanding(4)............   3,019      3,245      3,578      9,659     12,525     12,411     13,208

                                                        AT DECEMBER 31,                      AT JUNE 30, 1997
                                         ---------------------------------------------   ------------------------
                                         1992     1993      1994      1995      1996     ACTUAL    AS ADJUSTED(5)
                                         -----   -------   -------   -------   -------   -------   --------------
COMBINED BALANCE SHEET DATA:
Cash and investments(6)................  $  --   $    --   $24,808   $47,573   $16,230   $20,900      $ 55,947
Working capital........................   (149)       --    20,557    44,374    14,232    19,834        54,881
Total assets...........................     --        --    28,435    52,649    42,593    47,260        82,307
Long-term obligations(7,8).............     --        --        --        --    18,000    30,099        30,099
Division equity(3,8,9).................   (149)       --    23,313    45,926    18,084    11,523        46,570


There were no cash dividends paid.
---------------
(1) GTR received a $2.0 million technology license fee from Neozyme Corporation ("Neozyme I") in July 1993 related to the expansion of the Vianain(R) Debriding Product.

(2) GTR acquired (a) the rights to Neozyme I's Vianain(R) development program in 1993 and (b) all of the outstanding stock of BioSurface Technology, Inc. ("BioSurface") in 1994. These acquisitions were accounted for as purchases. In-process research and development acquired in connection with the acquisitions was charged to operations.

(3) In 1996, in connection with the formation of the joint venture with Diacrin, the Genzyme Board authorized the allocation of up to $20 million in cash from Genzyme General to GTR. Of the $20 million authorized, $1.9 million and $4.1 million were allocated in 1996 and the first six months of 1997, respectively, resulting in the creation of 231,645 and 401,256 GTR Designated Shares, respectively. For the year ended December 31, 1996 and the six months ended June 30, 1997, GTR realized net losses from the joint venture of $1.7 million and $3.4 million, respectively.

(4) Net loss attributable to GTR and net loss per share for the years ended December 31, 1992 and 1993 give effect to the management and accounting policies adopted by the Genzyme Board in connection with the creation of GTR and, accordingly, are pro forma presentations.


(5) As adjusted to reflect the application of the net proceeds of this offering, estimated to be $35,047,000.


(6) Cash and investments includes cash, cash equivalents and short- and long-term investments.

(7) As of December 1996, $18.0 million of borrowings were allocated to GTR under Genzyme's $225.0 million revolving credit facility to fund operations, all of which remained outstanding as of June 30, 1997.

(8) On February 28, 1997, GTR raised $13 million through the private placement of the GTR Note to an affiliate of Credit Suisse First Boston Corporation. The GTR Note is convertible into shares of GTR Stock at a discount to the average of the closing bid prices of GTR Stock as reported by the Nasdaq National Market for the 25 trading days immediately preceding the applicable conversion date (the "Conversion Price"). This discount began at 2% on August 27, 1997 and increases by an additional one percent per month thereafter until May 27, 1998. After May 27, 1998, the Conversion Price will be equal to the lesser of: (i) 89% of the Conversion Price calculated as of the actual conversion date and (ii) 89% of the Conversion Price calculated as of May 27, 1998. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The $11.5 million will be accreted to the face value of the debt by a charge to interest expense over the term of the initial 15 month conversion period.

(9) In December 1994, the outstanding shares of Genzyme common stock were redesignated as GGD Stock on a share-for-share basis and shares of GTR Stock were distributed on the basis of .135 of one share of GTR Stock for each share of Genzyme's previous common stock held by shareholders of record on December 16, 1994. In December 1994, Genzyme issued 5,000,000 shares of GTR Stock valued at $25.3 million in connection with the acquisition of BioSurface. In September 1995, GTR completed the sale of 3,000,000 shares of GTR Stock for net proceeds of $42.3 million. In each of June 1996 and June 1997, GTR received $10 million from Genzyme General in exchange for 1,000,000 GTR Designated Shares issued pursuant to the terms of the purchase option agreement between Genzyme General and GTR.

                  GTR MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FIRST SIX MONTHS OF 1997 AS COMPARED TO THE FIRST SIX MONTHS OF 1996

     Revenues: Service revenues for the six months ended June 30, 1997 were $4.6 million, an increase of 38% over the same period in 1996. Sales of Carticel(TM) ACC were $2.7 million for the six months ended June 30, 1997 as compared to $1.3 million for the comparable period in 1996. The growth in Carticel(TM) ACC sales is primarily attributable to increased acceptance of the service by surgeons and a continued increase in the number of surgeons trained in the procedure utilizing the service. Sales of the Epicel(SM) Service were $1.9 million for the six months ended June 30, 1997 compared to $2.0 million for the same period in 1996 due to a decrease in the number of burn incidents requiring the service.

     Margins and Operating Expenses: GTR's cost of services sold exceeded revenue for the six months ended June 30, 1997 by $1.4 million, compared to $2.5 million for the same period in 1996 primarily due to the higher sales volume and efficiencies gained in the manufacturing process.

     Selling, general and administrative ("SG&A") expenses were $12.7 million for the six months ended June 30, 1997, a decrease of 2% over the same period in 1996. GTR incurs direct SG&A charges as well as an SG&A charge based on actual amounts incurred from Genzyme General for SG&A work performed by Genzyme General on behalf of GTR. For the six months ended June 30, 1997, $4.1 million of SG&A services were provided by Genzyme General as compared to $4.3 million for the same period in 1996.

     Research and development expenses were $5.0 million for the six months ended June 30, 1997 as compared to $4.7 million for the same period in 1996. Increased spending associated with the BLA for Carticel(TM) ACC was offset by a decline in costs related to the Vianain(R) program. For the six months ended June 30, 1997, $3.7 million of research and development services were provided to GTR by Genzyme General, compared to $3.3 million in the corresponding period of 1996.

     Other Income and Expenses: Investment income declined to $0.4 million for the six months ended June 30, 1997 from $1.0 million in the same period in 1996, due primarily to lower average cash balances.

     Interest expense for the six months ended June 30, 1997 increased to $1.2 million as a result of a 20% increase in borrowings under Genzyme's revolving credit facility as compared to June 30, 1996, and the addition of $11.5 million of debt from the private placement of the GTR Note. See "Liquidity and Capital Resources" below.

     On October 1, 1996, Diacrin/Genzyme LLC was established as a joint venture between GTR and Diacrin to develop and commercialize products and processes using fetal porcine cells for the treatment of Parkinson's disease and Huntington's disease in humans. Under the terms of the joint venture agreement, GTR is required to provide 80% of the first $50 million in funding for products to be developed by the joint venture. Thereafter, all costs will be shared equally between GTR and Diacrin. Profits from the joint venture will be shared by the two parties. In the six months ended June 30, 1997, GTR provided $4.1 million of funding to, and realized a net loss of $3.4 million from, Diacrin/Genzyme LLC.

1996 AS COMPARED TO 1995

     Revenues: Revenues in 1996 increased 40% to $7.3 million from $5.2 million in 1995. Sales of Carticel(TM) ACC were $3.1 million, compared to $0.6 million in 1995, the year in which the service was launched. The increase in Carticel(TM) ACC sales resulted primarily from the increase in the number of surgeons trained in the procedure utilizing the service. Sales of the Epicel(SM) Service in 1996 decreased 9% to $4.2 million, due to a decrease in the number of burn incidents requiring the service.

     Margins and Operating Expenses: GTR's costs of services sold exceeded revenues by 53% in 1996, compared to a gross profit of 9% in 1995, due to increased spending for the expansion of manufacturing capacity.

     SG&A expenses in 1996 were $27.1 million, an increase of 110% over 1995. The increase resulted from the expenses and staffing to support revenue growth and increased surgeon training costs relating to Carticel(TM) ACC. GTR incurs direct SG&A expenses as well as an SG&A charge, based on actual amounts incurred, from Genzyme General for SG&A work performed by Genzyme General on behalf of GTR. In 1996, $9.1 million of SG&A services were provided by Genzyme General, compared to $4.4 million in 1995, due to an increase in the level of operations related to Carticel(TM) ACC.

     Research and development expenses were $10.9 million in each of 1996 and 1995. Increases in expenses associated with the TGF-(BETA)SS(2) program were off set by decreases in the Vianain(R) program. In 1996, $6.9 million of research and development services were provided by Genzyme General to GTR, compared to $4.7 million in 1995.

     Other Income and Expenses: Investment income was $1.4 million in each of 1996 and 1995, due primarily to level average cash balances during the year. Interest expense in 1996 was $0.1 million, net of capitalized interest on construction in progress of $0.2 million, compared to $40,000 in 1995. Interest expense increased in 1996 due to interest on borrowings. See "Liquidity and Capital Resources" for a description of the borrowings.

     As of December 31, 1996, GTR had provided $1.9 million of funding to Diacrin/Genzyme LLC and realized a net loss of $1.7 million from the joint venture.

1995 AS COMPARED TO 1994

     Revenues: Revenues for 1995 were $5.2 million compared to $0.3 million in 1994. Revenues in 1994 consisted solely of revenues from the sale of the Epicel(SM) Service for the period from December 16, 1994, the acquisition date of BioSurface, through December 31, 1994. Revenues for 1995 consisted primarily of $4.6 million in sales of the Epicel(SM) Service and $0.6 million from sales of Carticel(TM) ACC.

     Margins and Operating Expenses: Gross margins decreased to 9% in 1995 from 11% in 1994 due to costs associated with the launch of Carticel(TM) ACC. SG&A expenses for 1995 were $12.9 million, compared to $1.0 million in 1994 comprised solely of expenses from BioSurface. In 1995, $4.4 million of SG&A services were provided by Genzyme General to GTR compared to $0.8 million in 1994. The increases in SG&A expenses and services provided by Genzyme General were due to a full year of operations from BioSurface and to the launch in both the U.S. and Europe of Carticel(TM) ACC.

     Research and development expenses for 1995 were $10.9 million compared to $3.6 million in 1994, which included $0.3 million from the operations of BioSurface. The increase resulted from accelerated clinical trials activity for certain tissue repair products and increased efforts relating to Carticel(TM) ACC. In 1995, $4.7 million of research and development services were provided by Genzyme General to GTR compared to $3.3 million in 1994.

     Other Income and Expenses: Investment income for 1995 was $1.4 million compared to $29,000 for 1994. The increase over 1994 was due to higher average cash balances from the allocation of $10 million from Genzyme General and the net proceeds from a public offering in October 1995. In 1994, $11.2 million of incomplete technology from the BioSurface acquisition was charged to operations as in-process research and development.

LIQUIDITY AND FINANCIAL RESOURCES

     As of June 30, 1997, GTR had cash and cash equivalents of $20.9 million, an increase of $4.7 million from December 31, 1996. GTR used $18.9 million of cash for operations in the six months ended June 30, 1997. Investing activities used $4.6 million of cash in the six months ended June 30, 1997, of which $4.1 million represents GTR's additional investment in Diacrin/Genzyme LLC and $0.5 million represents investments in other noncurrent assets. These expenditures were financed primarily by $14.0 million of cash allocated to GTR from Genzyme General, of which $10.0 million represented cash allocated pursuant to Genzyme General's remaining option to allocate up to $20.0 million of cash to GTR in exchange for GTR Designated Shares at $10 per share and $4.1 million represented cash allocated to GTR to fund its investment in Diacrin/Genzyme LLC and $13.0 million of proceeds from the private placement of the GTR Note in February 1997. Of the $13.0 million in proceeds from the GTR Note, GTR recorded $11.5 million of proceeds attributable to the value of the debt and $1.5 million attributable to the value of the conversion feature (recorded as an increase to division equity). The $11.5 million will be accreted to the face value of the debt by a charge to interest expense over the term of the initial 15 month conversion period. Proceeds from the issuance of common stock through exercises of stock options and warrants contributed $1.1 million in the six months ended June 30, 1997 and as of June 30, 1997, $18.0 million of funds borrowed by GTR in December 1996 under Genzyme's revolving credit facility remained outstanding.

     GTR's funding obligation to Diacrin/Genzyme LLC for 1997 is expected to be approximately $10 million, of which $4.1 million had been provided by GTR as of June 30, 1997. GTR's funding obligation to the joint venture for 1998 is expected to be approximately $10 million.

     GTR anticipates that the net proceeds from this offering, together with existing cash balances allocated to GTR or approved for reallocation from Genzyme General and cash generated from the sale of Carticel(TM) ACC and the Epicel(SM) Service, will be sufficient to fund GTR's operations through the end of 1998. Significant additional funds may be required to continue operations at anticipated levels beyond 1998, however, and GTR may be required to delay, scale back or eliminate certain of its programs or to license third parties to commercialize technologies or products that it would otherwise undertake itself if it does not have sufficient capital or is not successful in raising additional capital.

                           ADDITIONAL FINANCIAL DATA

     Genzyme holds title to all of its assets and is responsible for all of its liabilities, and the holders of GTR Stock have no specific claim against the assets attributed for financial statement presentation purposes to GTR. Liabilities or contingencies of any division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of all divisions. See "Risk Factors -- Risks Related to Genzyme Tracking Stock -- Stockholders of One Company; Financial Impacts on One Division Could Affect the Others." Therefore, the following consolidated balance sheet data of Genzyme are presented as additional information.

     The following table represents summary historical consolidated balance sheet data of Genzyme as derived from Genzyme's financial statements. The data should be read in conjunction with the historical financial statements and the notes thereto, and related Management's Discussion and Analysis of Financial Condition and Results of Operations of Genzyme incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Amounts are in thousands, except for per share amounts.

                                                                    AT DECEMBER 31,
                                                 ------------------------------------------------------   AT JUNE 30,
                                                   1992       1993       1994       1995        1996         1997
                                                 --------   --------   --------   --------   ----------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and investments(1).....................     $248,325   $168,953   $153,460   $326,236   $  187,955    $  178,957
Working capital.............................      166,324     99,605    103,871    352,410      395,605       330,145
Total assets(2).............................      481,896    542,052    658,408    905,201    1,270,508     1,223,987
Long-term debt and capital lease obligations
  excluding current portion(2, 3, 4, 5).....      105,369    144,674    126,729    124,473      241,998       158,314
Stockholders' equity(2, 4, 5, 6)............      322,613    334,072    418,964    705,207      902,309       949,305

---------------
(1) Cash and investments includes cash, cash equivalents and short- and long-term investments.

(2) In May 1996, Genzyme acquired Genetrix, Inc. in a tax-free exchange of GGD Stock which was accounted for as a purchase. In the aggregate, approximately 1,380,000 shares of GGD Stock valued at $36.5 million were issued. In July 1996, Genzyme acquired Deknatel Snowden Pencer, Inc. ("DSP") for cash of approximately $252 million financed by cash of $52 million and line of credit borrowings of $200 million. In December 1996, Genzyme completed the acquisition of all of the callable common stock of Neozyme II Corporation for $111.3 million in cash.

(3) In June 1996, Genzyme's $15.0 million credit line with a commercial bank was increased to $215 million in connection with the acquisition of DSP. In November 1996, this credit line was refinanced with a $225 million revolving credit facility made available through a syndicate of banks. As of June 30, 1997, Genzyme had outstanding debt of $118 million under this credit facility, of which $95 million was allocated to Genzyme General, $18 million was allocated to GTR and $5 million was allocated to GMO. Amounts borrowed under this facility are due November 15, 1999. In July 1996, Genzyme made a final payment of approximately $7.6 million for a company acquired in 1994.

(4) In October 1991, Genzyme issued $100 million of 6 3/4% convertible subordinated notes due October 2001 and received net proceeds of $97.3 million. The notes were converted into shares of GGD Stock in March 1996.

(5) On February 28, 1997, GTR raised $13 million through the private placement of the GTR Note to an affiliate of Credit Suisse First Boston Corporation. The GTR Note is convertible into shares of GTR Stock at a discount to the average of the closing bid prices of GTR Stock as reported by the Nasdaq National Market for the 25 trading days immediately preceding the applicable conversion date (the "Conversion Price"). This discount began at 2% on August 27, 1997 and increases by an additional one percent per month thereafter until May 27, 1998. After May 27, 1998, the Conversion Price will be equal to the lesser of: (i) 89% of the Conversion Price calculated as of the actual conversion date and (ii) 89% of the Conversion Price calculated as of May 27, 1998. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The $11.5 million will be accreted to the face value of the debt by a charge to interest expense over the term of the initial 15 month conversion period.

(6) On June 18, 1997, PharmaGenics, Inc. merged with and into Genzyme. As consideration for the merger, the stockholders of PharmaGenics received approximately 3,929,000 shares of GMO Stock. The aggregate purchase price was $27.5 million plus estimated acquisition costs of $2.2 million, assumed liabilities of $5.4 million and the recording of a deferred tax liability of $7.6 million resulting from the temporary difference between the book and tax basis of the completed technology. The portion of the purchase price allocated to the completed technology was $20.0 million which will be amortized over five years. GMO allocated $7.0 million to in-process technology, which represents the value assigned to PharmaGenics's programs which are still in the development stage and for which there is no alternative use. GMO charged the amount allocated to in-process technology to operations in June 1997, the period in which the merger was consummated. As compensation to Genzyme General for its contributions to GMO, 6,000,000 GMO Designated Shares have been reserved for issuance for the benefit of Genzyme General or its stockholders.

                                    BUSINESS

OVERVIEW

     GTR is a leading developer of biological products for the surgical repair or replacement of damaged tissue. GTR's lead product, Carticel(TM) ACC for repair of damaged knee cartilage, has been marketed since 1995 in the U.S. and Europe as an unregulated device and in August 1997 became the first product to receive FDA approval under new regulations relating to manipulated autologous structural cell-based products. This approval has led to a surge in reimbursement coverage for Carticel(TM) ACC, and GTR believes that such coverage for the product will continue to increase. GTR also markets the Epicel(SM) Service, which provides cultured autologous skin cells as permanent skin replacement for patients with severe burns.

     GTR is developing two cellular therapies for neurodegenerative diseases -- NeuroCell(TM)-PD for the treatment of Parkinson's disease and NeuroCell(TM)-HD for the treatment of Huntington's disease. These products involve implantation of fetal porcine brain cells into Parkinson's and Huntington's disease patients to replace damaged brain tissue. The NeuroCell(TM) products are being developed in a joint venture with Diacrin and are currently in Phase I clinical trials.

     GTR's development portfolio includes an ongoing Phase II clinical trial of TGF-(Beta)(2) for the treatment of chronic skin ulcers as well as research into improved methods of repairing and replacing cartilage and skin. GTR's strategy is to use its expertise in cell processing, therapeutic protein development and biomaterials engineering to develop and sell a portfolio of novel products and services for unmet medical needs in the orthopedic, neurology and wound closure markets. GTR believes that, as a division of Genzyme, its ability to pursue this strategy is enhanced through its access to Genzyme's infrastructure.

DESCRIPTION OF PRODUCTS AND SERVICES

CARTILAGE REPAIR -- CARTICEL(TM) ACC

     Background and Market Opportunity

     Cartilage tissue consists of cells called chondrocytes, which secrete and are embedded in a protein and carbohydrate based matrix. There are two types of cartilage: hyaline and fibrous. Hyaline (also known as articular) cartilage is the shiny white tissue that lines the ends of bones to provide the almost frictionless motion of the various joints in the human body. Fibrous cartilage serves a shock-absorbing function in the knee and in the spine between the vertebrae. When articular cartilage tissue in a joint is damaged, it does not regenerate and may further deteriorate over time. Even damage that creates a small defect in articular cartilage can impair joint movement, restrict mobility and cause pain and joint locking. Over time, chronic injuries to articular cartilage may lead to debilitating osteoarthritis and can severely hinder a person's ability to engage in the activities of daily living.

     Many patients with articular cartilage damage undergo surgery to smooth the surface of the damaged area and to remove loose fragments of cartilage in an attempt to alleviate pain and swelling. Other common surgical procedures, such as microfracture, drilling and abrasion, allow bone marrow cells to infiltrate the defect, resulting in the formation of fibrous cartilage, which is less durable and resilient than articular cartilage and often does not allow for smooth joint movement. These procedures may provide only temporary relief, especially if the patient's pre-injury activity level is maintained. More severe and chronic forms of knee cartilage damage can lead to greater deterioration of the joint cartilage and may eventually require total knee joint replacement.

     GTR believes there is a significant market opportunity to improve the clinical outcomes for patients with articular cartilage damage in the knee. Based on a review of existing literature and physician surveys conducted by GTR, GTR estimates that approximately 41% of patients undergoing common treatments for damaged articular knee cartilage will seek further treatment within one year. Approximately 80% of patients treated with existing therapies such as those noted above are expected to have poor outcomes ten years after treatment, including 26% who will have undergone extensive additional surgeries such as total knee replacement.

     In 1994, there were an estimated 1.3 million procedures performed in the U.S. to treat soft tissue damage in the knee, including articular cartilage, ligaments and menisci. Of these, approximately 189,000 involved a diagnosis or treatment of clinically significant articular cartilage defects in patients between the ages of 14 and 54. GTR believes that at least half of these defects were located on the femoral condyle (the lower end of the thigh bone), which is the area of the knee for which use of Carticel(TM) ACC has been approved by the FDA. Based on its experience to date, GTR estimates that the European market for cartilage repair is similar in size to the U.S. market.

     Description of Carticel(TM) ACC

     GTR employs a proprietary process to grow a patient's own ("autologous") cartilage cells for use in repairing damaged knee cartilage. This process begins when an orthopedic surgeon provides GTR with a biopsy of healthy cartilage taken arthroscopically from the patient. Technicians at GTR's cell processing facilities in Cambridge and Framingham, Massachusetts use proprietary methods to grow new cartilage cells from the sample for that patient over a period of 21 days. In vitro studies have shown that this process allows the cartilage cells to multiply while retaining their ability to form hyaline cartilage. If necessary during the cell culturing process, GTR can freeze and store the patient's cells for up to 24 months. Upon scheduling of the implantation procedure by the surgeon, the cells are then delivered to the hospital, where the surgeon implants them into the defect. In this procedure, known as autologous chondrocyte implantation ("ACI"), the surgeon removes damaged tissue and prepares the defect for introduction of the cultured cells. A small piece of periosteum, the membrane that covers bone, is taken from the patient's lower leg and sutured over the defect to hold the cells in place. The cultured cells are then implanted under the periosteum.

     The following figure indicates the steps required to implant autologous cartilage cells:

     [The graphic image that appears here consists of four numbered illustrations. The first illustration shows the structure of the human knee and an articular cartilage defect depicted with a dark circle labeled "defect". It is captioned "Healthy cartilage biopsy taken from patient." There is a line leading from this caption to the area in the knee from which the cartilage biopsy is taken. The second illustration, captioned "Biopsy sent to GTR for processing," portrays a technician examining a biopsy through a microscope. The next segment is a drawing of cells in a test tube with a caption "Cultured cells sent to surgeon." The final segment shows an illustration of a knee with a periosteal flap sutured on top of the defect and a syringe inserted underneath the periosteal flap from the perimeter. This illustration is captioned "Cultured cartilage cells injected under periosteal flap." There is also a caption to this illustration which says "periosteal flap, taken from lower leg bone and sutured on top of defect" and a line indicating the flap sutured over the area of the defect.]

STEP 1: ARTHROSCOPIC BIOPSY PROCEDURE. The initial surgical procedure is an arthroscopy. If the physician diagnoses an articular cartilage defect, he or she will perform a biopsy procedure to retrieve a tiny sample of healthy cartilage tissue.

STEP 2: BIOPSY PROCESSING AND CELL CULTURING. The biopsy tissue is then sent to the specialized processing facility at GTR. Under strict aseptic conditions, the cartilage cells from the biopsy are nourished and grown in culture. Cell culturing usually requires approximately three weeks, during which time the cartilage cells will grow to many times their original number. Following culturing, the cells will be ready for return to the physician for a scheduled surgical implantation.

STEPS 3 & 4: SURGICAL IMPLANTATION. To complete the implantation process, a second surgical procedure is performed. An incision is made in the knee and the joint is opened. Damaged cartilage tissue is removed, and the area of the defect is prepared to receive the cultured cells. Another small incision is then made over the tibia (shin bone) to remove a piece of periosteum, the thin tissue which covers the bone. The periosteum is sutured over the cartilage defect to serve as a protective cover for the cells which are implanted beneath it.

     In addition to cartilage cell processing, GTR trains orthopedic surgeons, collects and analyzes outcomes data and assists physicians and patients in obtaining reimbursements from third party payers.

     Surgeon Training

     GTR's comprehensive surgeon training program consists of lectures and hands-on bioskills sessions involving practice of the surgical procedures (including biopsy harvesting, implantation and surgical follow up), as well as an orientation on reimbursement and billing procedures. GTR conducts physician training at its facilities in Cambridge, Massachusetts and Naarden, the Netherlands and has begun to conduct surgeon training in conjunction with academic institutions in the U.S. and Europe. As of September 30, 1997, GTR had trained 1,161 U.S. surgeons and 648 European surgeons.

     Clinical Results

     A substantial body of clinical data supports the safety and efficacy of ACI. The ACI procedure was initially developed by GTR's exclusive collaborators at the University of Gotenburg and Sahlgrenska University Hospital in Gotenburg, Sweden. The Swedish group published its initial clinical data regarding ACI in the October 6, 1994 edition of the New England Journal of Medicine. That article reported that 19 of the first 23 patients with damaged articular cartilage in the knee had restored or improved joint function at least two years after treatment with the ACI procedure, based on the surgeon's evaluation of the patient's overall knee condition.

     Since initiating the clinical use of ACI in Sweden in October 1987, the Swedish group has treated over 450 patients with the procedure. The clinical outcomes of these patients provide a substantial resource for evaluating the safety and efficacy of the procedure. These data were not collected through a protocol established in advance of treatment and therefore the exact type and amount of follow-up data available on each patient varies. In addition to the 450 patients treated in Sweden, more than 800 patients had been treated in the U.S. and Europe with Carticel(TM) ACC as of September 30, 1997. In order to document clinical outcomes of patients treated with Carticel(TM) ACC, GTR has established a prospective, standardized registry of information on patients treated.

     Based on analysis of clinical outcomes from more than 1,250 patients treated with ACI, GTR believes that it is a safe and effective procedure for the repair of damaged articular cartilage. GTR also believes that outcomes for patients treated with Carticel(TM) ACC, unlike those for patients treated with other therapies, may improve over time, as a result of the continued maturation of the implanted cartilage cells.

     SWEDISH OUTCOMES DATA -- FDA ANALYSIS

     As part of the BLA, GTR submitted to the FDA a review of the clinical outcomes for the first 153 patients treated in Sweden between October 1987 and May 1995. This review focused on the safety of the procedure and was completed by an independent clinical research organization. A team of FDA medical reviewers visited Sweden in November 1996 and conducted an independent evaluation of the data from this series of patients.

     The FDA's analysis included 52 of the 153 patients. Patients included in the review had received treatment for cartilage defects on the femoral condyle (with and without simultaneous treatment of a damaged anterior cruciate ligament ("ACL")) or as a result of osteochondritis dissecans ("OCD"), a separation of bone and cartilage fragments from the surface of the knee joint. The median follow-up period for this analysis was 25 months, with a range of 18 to 94 months. The FDA reviewers assigned each patient to one of three outcome categories -- "resumed all activities," "some improvement" or "no improvement" -- based on a review of self-assessment questionnaires completed by the patient or, if a questionnaire was not available, the reviewers' own interpretation of supporting medical documents. The reviewers' assessment focused on a comparison of the patient's condition prior to surgery with that at the time of evaluation. Patients whose cartilage defects were located in other areas of the knee, who had cartilage defects in multiple locations or whose outcomes were judged by the reviewers to be "unknown" or "unevaluable" were excluded from this analysis. A total of 73% of the 52 patients included in the FDA analysis showed at least some improvement according to the medical reviewer's grading system. The following table summarizes the results of the FDA medical reviewers' analysis:

                                                         CLINICAL OUTCOME
                                          ----------------------------------------------
                                          RESUMED ALL        SOME
    INDICATION                            ACTIVITIES      IMPROVEMENT     NO IMPROVEMENT     TOTAL
    ----------                            -----------     -----------     --------------     -----
    Femoral condyle.....................     7 (29%)         8 (33%)           9 (38%)         24
    Femoral condyle with ACL............     4 (25%)         9 (56%)           3 (19%)         16
    OCD.................................     6 (50%)         4 (33%)           2 (17%)         12
                                            -------         -------           -------          --
              TOTAL.....................    17 (33%)        21 (40%)          14 (27%)         52

     The reviewers also noted that there appeared to be some association between those patients who demonstrated complete or substantial filling of the defect upon arthroscopic examination and those patients whose functional outcomes were categorized as "resumed all activities" or "some improvement."

     SWEDISH OUTCOMES DATA -- COLLABORATORS' ANALYSIS

     GTR's exclusive Swedish collaborators, Lars Peterson, M.D., Ph.D. and Anders Lindahl, M.D., Ph.D., conducted additional analyses of long-term outcomes from ACI, which were presented at a meeting of the American Academy of Orthopedic Surgeons in February 1997. This presentation reported the results of a study of 92 of the first 100 patients treated with ACI in Sweden who had reached at least a two-year follow-up. The study included data on some patients for whom clinical follow-up was completed in December 1996 (after the FDA medical reviewers completed their review).

     Of the 92 patients studied, 59 had defects on the femoral condyle (with and without simultaneous treatment of a damaged ACL) or as a result of OCD. The median time of follow-up was 34 months, with a range from 26 to 107 months. The results of this study showed that 96% of those patients with a single defect on the femoral condyle were judged by the surgeon to have had good to excellent results based on an assessment of five different established knee outcome rating scales. A retrospective analysis of the medical records of the patients in this study, using the five rating scales, revealed that prior to treatment with the ACI procedure their knees were, on average, in poor condition. The results of this evaluation are tabulated below.

    INDICATION                                   NUMBER OF PATIENTS       CLINICAL ASSESSMENT
    ----------                                   ------------------     -----------------------
    Femoral condyle............................          24             23 (96%) Good/Excellent
    Femoral condyle with ACL...................          16             12 (75%) Good/Excellent
    OCD........................................          19             17 (89%) Good/Excellent
                                                         --             -----------------------
              TOTAL............................          59             52 (88%) Good/Excellent


     As part of this study, Dr. Peterson and his colleagues took 25 biopsies of the ACI grafts from 14 out of the 92 patients. The examination revealed that 13 of the 25 biopsies (from 12 of the 14 patients) were composed of hyaline-like cartilage (similar to the kind normally found on joint surfaces) with a surface layer of fibrous cartilage (believed to be the remnants of periosteum that was used to hold the autologous cells in place). Six biopsies were composed of a combination of hyaline-like and fibrous cartilage, and the remaining six biopsies were composed solely of fibrous cartilage. At the February 1997 meeting, Dr. Peterson expressed his belief that the existence of hyaline-like repair tissue was associated with improved clinical outcomes, while the existence of fibrous repair tissue was associated with poor outcomes. Additional data will need to be collected to prove the statistical validity of a correlation between histology and clinical outcomes.

     CARTICEL(TM) ACC REGISTRY AND OUTCOMES DATA

     In order to document clinical outcomes of patients treated with Carticel(TM) ACC, GTR has established a prospective, standardized registry of information on patients treated. Demographic data on each patient as well as clinician and patient evaluations of overall knee condition and symptomatology are collected at the time of initial diagnosis (pre-treatment), at the time of chondrocyte implantation, at six months post-implantation and then annually starting at 12 months post-treatment. The registry also includes data on adverse events. All outcomes data collection is coordinated by an independent clinical research firm.

     Reports of results from the registry are generated twice each year and are reviewed by an independent board of orthopedic surgeons. Each surgeon who participates in the registry program receives a summary of his or her own patients' outcomes as well as a summary of the aggregate outcomes of all patients in the registry.

     At a meeting of the American Orthopaedic Society for Sports Medicine held in June 1997, a member of GTR's independent board of orthopedic surgeons presented data from the third periodic registry report. The report included analysis on 84 patients who had been treated more than 12 months prior to the time of data collection and 191 patients who had been treated at least six months prior to data collection. These patients had defects on the femoral condyle as well as on other locations in the knee. The report reflects participation by approximately 80% of eligible surgeons and patients. Prior to treatment with Carticel(TM) ACC, more than 75% of patients in the report had failed to improve following one or more prior attempts at cartilage repair using traditional techniques. Approximately 32% had undergone three or more prior cartilage repair procedures.

     Comparison of mean patient outcomes at six and 12 months post-treatment to baseline condition showed statistically significant improvement at both six months and 12 months following treatment with Carticel(TM) ACC. Mean overall patient condition was judged to have improved significantly between the six month and 12 month evaluations by both clinician and patient. These improvements were seen in four key measures: clinician and patient evaluations of overall knee condition, patient reported pain and knee examination results (swelling in the knee).

     The following table summarizes assessments of overall patient condition by the clinician and patient at 12 months compared to such patients' condition before surgery, for the patients in the registry for whom such data were available:

                                CLINICIAN'S EVALUATION                       PATIENT'S EVALUATION
                        ---------------------------------------     ---------------------------------------
INDICATION              IMPROVEMENT     NO CHANGE     WORSENING     IMPROVEMENT     NO CHANGE     WORSENING
----------              -----------     ---------     ---------     -----------     ---------     ---------
Femoral condyle.......    49 (82%)        8 (13%)       3 (5%)        54 (89%)        2 (3%)        5  (8%)
Other locations in
  knee................    16 (76%)        4 (19%)       1 (5%)        16 (76%)        1 (5%)        4 (19%)

     GTR has compiled safety data on 460 patients who have undergone treatment with Carticel(TM) ACC. Eighty eight percent (88%) of these patients reported no complications, and less than 5% reported adverse events determined by the surgeons to be at least possibly related to treatment with Carticel(TM) ACC. The most frequently reported adverse events were "overgrown" tissue at the site of the cartilage repair, adhesions, superficial wound infection, inflammation of membranes in the joint and post-operative bruising.

     Commercial Results in the U.S.

     Prior to receipt of FDA approval to market Carticel(TM) ACC on August 22, 1997, GTR's revenues from Carticel(TM) ACC had been largely dependent on GTR's ability to obtain insurance authorizations on an individual patient basis. GTR believes that the absence of regulatory approval had limited broader policy coverage of the product since reimbursement authorities and insurance companies often require regulatory approval prior to providing reimbursement coverage. Since August 22, 1997, however, GTR has seen a sharp increase in reimbursement approvals and new cases of surgeons seeking treatment for their patients. The average weekly number of reimbursement approvals on an individual basis was 140% higher during the five weeks following

FDA approval than it was during the preceding eight weeks. In addition, the average weekly number of new patients identified by surgeons as potentially treatable with Carticel(TM) ACC was 54% higher during the five weeks following FDA approval than it was during the preceding eight weeks. GTR believes these increases are due primarily to the FDA approval of Carticel(TM) ACC.

     As of September 30, 1997, approximately 50% of the 1,161 surgeons trained in the therapeutic use of Carticel(TM) ACC in the U.S. had sent at least one patient biopsy to GTR for processing and had initiated a request for insurance coverage. As of such date, approximately 19% of trained U.S. surgeons had subsequently performed their first patient treatment with Carticel(TM) ACC. Surgeon surveys indicate that the primary barrier to patient treatment is the difficulty experienced to date in obtaining reimbursement.

     As of September 30, 1997, trained surgeons in the U.S. had identified over 3,200 patients whose cartilage injuries are potentially treatable with Carticel(TM) ACC and had sent cartilage biopsies from 2,671 of these patients to GTR for processing. Of the patients from whom biopsies were taken, approximately 634 had been treated and over 400 were known by GTR to be seeking treatment as of September 30, 1997. GTR believes the remainder of these patients may have either been treated with an alternative method, were asymptomatic or were not seeking treatment due to the difficulty in obtaining reimbursement.

     Through September 30, 1997, GTR had recorded approximately $6.4 million in revenues from U.S. sales of Carticel(TM) ACC since its market introduction in March 1995.

     The following table summarizes the early results of the commercialization of Carticel(TM) ACC in the U.S.:

                                            AT DECEMBER 31,     AT DECEMBER 31,     AT SEPTEMBER 30,
                                                 1995                1996                 1997
                                            ---------------     ---------------     ----------------
    Biopsies performed....................        253                1,511                2,671
    Completed patient treatments..........         60                  311                  634
    Coverage approvals....................         72                  373                  734

     Commercial Results in Europe

     GTR also markets Carticel(TM) ACC in eight countries in Europe. To support its sales efforts in Europe, GTR has nine European employees engaged in medical marketing, surgeon training and medical and regulatory affairs. As of September 30, 1997, GTR had trained 648 surgeons in the therapeutic use of Carticel(TM) ACC and 169 patients in Europe had been treated with the product. To date, Germany, Scandinavia and Spain have represented the largest markets for Carticel(TM) ACC in Europe.

     Unlike the U.S., the European Union has no regulatory structure for manipulated autologous cells and GTR has not encountered to date any registration requirements for market introduction of Carticel(TM) ACC in individual countries. See "Government Regulation and FDA Approval" below. As in the U.S., however, utilization of Carticel(TM) ACC in Europe has been largely dependent on GTR's ability to obtain appropriate reimbursement coverage for the product, which is based on decisions made by individual government controlled or regulated health financing authorities. Due to the absence of a regulatory structure for Carticel(TM) ACC in Europe, GTR is currently engaged in a series of discussions with these authorities regarding reimbursement coverage for the product. GTR believes that regulatory approval of Carticel(TM) ACC in the U.S. and the availability of additional outcomes data from patients treated with the product will facilitate the development of broader reimbursement coverage and utilization of Carticel(TM) ACC in Europe.

     Through September 30, 1997, GTR had recorded approximately $1.7 million in revenues from European sales of Carticel(TM) ACC since its market introduction in March 1995.

     Government Regulation and FDA Approval

     Based on discussions with the FDA's Center for Devices and Radiological Health, GTR introduced Carticel(TM) ACC in March 1995 as an unregulated device. In the absence of specific regulation, GTR operated under a self-imposed set of rigorous quality standards for autologous cell culturing services. These standards included internal and external assessments of the manufacturing and quality system.

     In May 1996, the FDA published a new guidance document that provided for the regulation of products such as Carticel(TM) ACC that use manipulated autologous structural cells. GTR submitted a BLA for Carticel(TM) ACC in March 1996 in anticipation of the regulations.

     During late 1996, the FDA conducted a thorough review of the Swedish clinical data that formed the basis for GTR's BLA for Carticel(TM) ACC. In March 1997, an FDA advisory panel determined by a vote of 11 to zero, with one abstention, that the ACI procedure using Carticel(TM) ACC provided a clinical benefit to patients with damage to the articular cartilage in the knee.

     In August 1997, the FDA granted GTR a biologics license for the manufacture of Carticel(TM) ACC for use in repairing clinically significant cartilage defects of the femoral condyle. Carticel(TM) ACC is not indicated for the treatment of cartilage damage associated with osteoarthritis.

     This license is the first and, to date, the only biologics license granted by the FDA under the new regulations relating to manipulated autologous structural cells, and represents the culmination of a two-year effort by GTR working with the FDA to develop an appropriate regulatory framework for Carticel(TM) ACC. Under these regulations, companies that are not currently marketing autologous cultured chondrocytes would likely be required to provide a prospective randomized blinded control study comparing the treatment to alternative treatments. GTR estimates that it could take eight years for any competitor to complete a study of this nature that would demonstrate the clinical efficacy of its proposed treatment. As a result of the new FDA regulations for manipulated autologous cells, GTR believes that it is substantially ahead of its competition in introducing ACI products for repair of articular cartilage defects to the market.

     GTR is also required by the FDA to conduct two confirmatory post-marketing studies to gain a better understanding of the role of implanted cells in ACI and to assess longer term clinical results. Each of these studies is required to demonstrate that Carticel(TM) ACC is superior to the alternatives studied. The first, a five year, randomized study, will compare outcomes of patients treated with Carticel(TM) ACC to those of patients treated with abrasion and microfracture - two common alternative treatments for articular cartilage defects. Approximately 300 patients will be evaluated in the study at 15 to 20 sites in the U.S. The study is expected to begin by the end of 1997 and be completed in 2003. The second study will be a smaller scale study in which patients will undergo the ACI biopsy and implantation procedure, but will randomly be assigned to receive either Carticel(TM) ACC or a placebo. This study is expected to include approximately 80 patients at eight centers and is targeted to last three to five years, not including a 36-month follow-up.

     Autologous products are specifically exempt from the European Device Directive and Pharmaceutical Directive promulgated by the European Union. Therefore, each European country is free to impose its own regulations on the marketing of such products. To date, GTR has not encountered any local registration requirements for market introduction of Carticel(TM) ACC. During September 1997, the Spanish national health system approved Carticel(TM) ACC for use by public hospitals, representing the first broad approval of the product by a reimbursement authority in Europe. GTR is currently assessing the regulatory requirements for commercialization of Carticel(TM) ACC in Japan.

     Reimbursement

     As of September 30, 1997, 54 third party payers in the U.S., covering approximately 53 million lives, had approved broad policy coverage or established protocols for covering patients treated with Carticel(TM) ACC. This compares to 39 plans, covering 15 million lives, that had approved such coverage or established protocols prior to GTR having received FDA approval for Carticel(TM) ACC. When third party payers have denied reimbursement for Carticel(TM) ACC, the most frequently cited reason has been that the product is considered to be "experimental." Although definitions and criteria vary, a product or procedure is generally defined as experimental due to the absence of peer reviewed data and/or the lack of FDA approval. GTR therefore believes that reimbursement coverage for Carticel(TM) ACC will continue to increase as a result of the recent approval of the product by the FDA.

     GTR is promoting the development of broader reimbursement coverage for Carticel(TM) ACC by continuing to target significant third party payers nationwide. To date, GTR's specialized sales staff has made substantial contact with over 200 third party payers in the U.S. GTR anticipates that a number of major insurance plans will adopt favorable policies based on FDA approval alone or in combination with technology assessments to be conducted by individual insurance plans or by independent associations.

     GTR has also been working to improve the reimbursement rate for Blue Cross/Blue Shield patients. Prior to Carticel (TM) ACC receiving FDA approval, approximately 25% of Blue/Cross Blue Shield patients who had sought coverage had received reimbursement approval for the product. Immediately following receipt of FDA approval, Blue Cross of California notified GTR that it had adopted a review protocol for Carticel (TM) ACC and, to date, five Blue Cross/Blue Shield Plans representing 8 million insured lives in the U.S. have approved policy coverage or adopted review protocols for Carticel(TM) ACC. GTR recently met with the BCBSA Committee to review the Carticel(TM) ACC treatment. While a favorable review by the BCBSA Committee is not required for individual Blue Cross/Blue Shield plans to approve policy coverage for a new treatment, a finding by the BCBSA Committee that a treatment satisfies its criteria would facilitate reimbursement reviews by the individual Blue Cross/Blue Shield plans.

     Although GTR believes Carticel(TM) ACC meets each of the published criteria used by BCBSA to evaluate new treatments, GTR has received preliminary indications from BCBSA that the BCBSA Committee does not yet agree. No formal assessment has been issued, however, and GTR is continuing discussions with BCBSA regarding the BCBSA Committee's assessment. If the BCBSA Committee issues a report stating that Carticel(TM) ACC does not meet all of BCBSA's criteria for assessment of new treatments, implementation of reimbursement coverage for Carticel(TM) ACC by Blue Cross/Blue Shield plans that have not already approved coverage for the product would be delayed. Since these plans represent approximately 60 million, or 25%, of insured lives in the U.S., GTR's ability to access a substantial portion of the market for Carticel(TM) ACC would also be delayed. In the absence of positive assessment by the BCBSA Committee, GTR will continue to work with individual Blue Cross/Blue Shield plans to obtain policy coverage.

     Workers' compensation insurers provide not only medical coverage to patients but also compensation for lost income due to disability. Since patients with knee injuries, such as cartilage damage, frequently become functionally disabled, knee injuries represent a significant source of expenses for these plans. Treatment with Carticel(TM) ACC has enjoyed a high rate of coverage by workers' compensation insurance plans. As of September 30, 1997, approximately 85% of patients seeking coverage for Carticel(TM) ACC in the U.S. had been approved by this type of payer. GTR is engaged in discussions with several of the largest workers' compensation plans to develop policy coverage for treatment with Carticel(TM) ACC and to implement programs to identify patients who may currently be disabled who could benefit from the product.

     Sales and Marketing

     Successful commercialization of Carticel(TM) ACC is dependent on its being accepted by and incorporated into routine use by a large number of orthopedic surgeons. GTR markets Carticel(TM) ACC directly to orthopedic surgeons in the U.S. and Europe. GTR's sales and marketing staff devoted to Carticel(TM) ACC in the U.S. and Europe totals 91 persons. Of these, 26 are field sales representatives in the U.S., 10 are field sales representatives in Europe and 21 are reimbursement specialists in the U.S. The remainder are engaged in medical marketing or surgeon training. GTR's sales and marketing staff is drawn from other orthopedic sales forces, other biotechnology sales forces and third party payers.

     In 1995, there were approximately 16,800 board certified orthopedic surgeons in the U.S. GTR estimates that half of these surgeons account for over 80% of the treatments performed on soft tissue knee injuries such as the repair of articular cartilage. GTR's sales force targets those orthopedic surgeons most likely to use Carticel(TM) ACC by focusing on specific markets. Because different regions of the U.S. have varying types of third party payers, physician practices and patient populations, GTR has developed a regionalized marketing program for its sales force. This allows GTR to make focused regional efforts to further expand use of Carticel(TM) ACC.

     GTR's sales force promotes Carticel(TM) ACC in these markets by contacting and educating orthopedic surgeons about the service and maintaining an ongoing relationship with each surgeon who receives training from GTR, assisting physicians with administrative, clinical and implantation procedures at hospitals and assisting physicians in obtaining the necessary approval from the hospital's IRB to collect outcome data in accordance with GTR's protocol. GTR further supports its sales and marketing efforts by attendance at and participation in orthopedic congresses and symposia.

     Competition

     GTR is aware of one other company, Verigen, Inc., that is culturing autologous chondrocytes for cartilage repair in Europe. In addition to Verigen, GTR knows of three other companies, Advanced Tissue Sciences, Inc., in conjunction with Smith & Nephew PLC, Integra LifeSciences Corp. and LifeCell Corp., that are engaged in research on cultured cartilage products. In addition, a surgical technique known as osteochondral grafting may be competitive to Carticel(TM) ACC. This procedure, which can be performed arthroscopically, involves transferring plugs of low weight bearing cartilage and bone to the area of a defect. Smith & Nephew, Arthrex, Inc. and Innovasive Devices, Inc. are known to have programs relating to this procedure. GTR's competitors may have substantially greater resources than GTR. In addition, these competitors may develop products and services that are more effective than Carticel(TM) ACC or which cost less, and they may be more successful than GTR in producing and marketing their products and services.

     Development Programs

     GTR currently has a number of ongoing development programs supporting Carticel(TM) ACC. GTR is conducting basic research and development into the biology of cartilage and the cartilage repair process. The objective of this research is to identify biologic materials that promote more rapid regeneration of articular cartilage, to develop new methods for the repair of arthritic joints and large surface area cartilage defects and to enable the ACI procedure to be performed less invasively. GTR is also committing resources to meet requirements specified by the FDA for validation of certain product manufacturing parameters.

NEURODEGENERATIVE DISEASES -- DIACRIN/GENZYME LLC

     In October 1996, Diacrin/Genzyme LLC was established as a joint venture between GTR and Diacrin to develop and commercialize two cellular therapies for neurodegenerative diseases -- NeuroCell(TM)-PD for the treatment of Parkinson's disease and NeuroCell(TM)-HD for the treatment of Huntington's disease. The NeuroCell(TM) programs involve implantation of fetal porcine brain cells into Parkinson's and Huntington's disease patients to replace damaged brain tissue and both are in Phase I clinical trials. Under the terms of the joint venture agreement, GTR is required to provide $40 million of the first $50 million in funding for products to be developed by the joint venture. Thereafter, all costs will be shared equally between GTR and Diacrin. Sales and marketing will be performed by GTR and the joint venture will be responsible for manufacturing the products. Profits from the joint venture will be shared equally by the two parties.

     Current transplantation technology generally requires the recipient to be immunosuppressed in order to prevent graft rejection. With both NeuroCell(TM) products, GTR believes that rejection of the porcine cells can be prevented with the commonly used immunosuppressive drug cyclosporin. The joint venture also has a license to use patented technology developed at Massachusetts General Hospital in Boston to protect the NeuroCell(TM) products from the host's immune system without the need for chronic, lifetime administration of immunosuppressive drugs. In December 1996, the FDA granted orphan drug designation to NeuroCell(TM)-PD for use in advanced Parkinson's patients and to NeuroCell(TM)-HD for all Huntington's patients. Each received a designation for use of the product both with and without antibody pretreatment to prevent rejection.

     NeuroCell(TM)-PD

     Parkinson's disease is a neurodegenerative disease characterized by the death of nerve cells in the brain that normally produce dopamine, the substance that helps smooth and coordinate movement. The loss of these nerve cells results in a variety of motor symptoms such as rigidity and slow movements, tremors, falls and difficulties with speech and swallowing. In addition to decreased quality of life, Parkinson's disease may result in premature death. The most common therapy consists of administration of the drug levodopa (L-dopa), which the brain converts to dopamine. Therapy with L-dopa is initially effective but often loses its efficacy in six to 12 years and provides little benefit in the late stages of the disease.

     In 1996, there were approximately 500,000 people afflicted with Parkinson's disease in the U.S. These patients can be classified according to the severity of their disease, with 115,000 to 155,000 being classified as advanced stage patients whose disease has progressed to the point where the patient requires significant assistance in daily living or is bedridden or wheelchair bound. NeuroCell(TM)-PD is aimed at significantly improving the clinical condition of these patients so that they can function independently.

     Enrollment in a Phase I study of 12 patients at Lahey Hitchcock Clinic in Burlington, Massachusetts and Boston University Medical Center was completed in October 1996. Patients in this trial are being evaluated at periodic intervals to assess long term clinical outcomes. The results at six months post-treatment showed marked improvement in symptoms and restored efficacy of L-dopa in ten of the 12 patients. An analysis of the ten evaluable patients also demonstrated statistically significant improvement in mean scores on the Unified Parkinson's Disease Rating Scale (UPDRS) six months post-treatment. Without treatment, scores on UPDRS generally deteriorate over time as the disease progresses. These results are similar to those obtained by other researchers treating Parkinson's patients with human fetal cells. Commercialization of treatments using human fetal cells is not practical, however, because of ethical concerns, supply constraints and inconsistent quality.

     A histological study published in the March 1997 issue of Nature Medicine showed that NeuroCell(TM)-PD cells transplanted into one of the patients in the Phase I trial survived for more than seven months and showed signs of reconnecting nerve tissue damaged by the disease. The study marks the first documentation of survival of cells transplanted from another species into the human brain and of the appropriate growth of non-human neurons for a potential therapeutic response. The patient, a 69-year old man, died of a pulmonary embolism unrelated to treatment with NeuroCell(TM)-PD. The brain of the patient showed minimal signs of inflammation or rejection of the foreign tissue.


     Based upon Phase I results, the joint venture is seeking approval from the FDA to start a pivotal 32-patient Phase II/III trial of NeuroCell(TM)-PD in late 1997. The joint venture has also been required by the FDA to perform additional assays on its porcine cellular product to determine if active porcine retroviruses are present. These assays are in progress and preliminary results indicate that active porcine retroviruses are not present. The FDA has advised the joint venture that additional trials for the NeuroCell(TM) products may not proceed until data from these assays has been reviewed and found satisfactory by the FDA and the protocol for such trials is approved. If such additional assays are required, commencement of the planned pivotal trial of NeuroCell(TM)-PD may be delayed. See "Risk Factors -- Risks Related to GTR -- Collaboration with Diacrin, Inc. -- No Currently Approved Xenotransplantation -- Based Products; Reliance on Cell Transplantation Technology." If the protocol for the Phase II/III trial is approved by the FDA, 16 patients would receive NeuroCell(TM)-PD, cyclosporin and corticosteroids and 16 would receive imitation surgery and placebo forms of the drugs. This trial would be double blinded, randomized and conducted at four or more neurological centers.


     NeuroCell(TM)-HD

     Huntington's disease is a fatal genetic disorder that is usually not evident until middle age. The genetic defect causes the loss of specific neurons in the brain which produce a substance important to the performance of rapid, coordinated movements and certain aspects of cognition. The disease is generally characterized by uncontrolled movements, gait and postural defects and dementia. Like Parkinson's disease, it is a progressive disease often leading to institutionalized care. Currently there is no effective therapy for Huntington's disease. Treatment is palliative with tranquilizers and anti-psychotic drugs being the only options. The NeuroCell(TM)-HD approach to treating this disease consists of implanting fetal porcine cells into a patient's brain in an effort to replace the function of the neurons damaged by Huntington's disease. In 1994, there were approximately 25,000 patients suffering from Huntington's disease in the U.S. and an additional 1,500 are estimated to become symptomatic each year.

     NeuroCell(TM)-HD is in a 12-patient Phase I clinical trial at Lahey Hitchcock Clinic, Boston University Medical Center, Brigham and Women's Hospital in Boston and Rush Presbyterian in Chicago. All 12 patients were treated as of the end of the first quarter of 1997. Patients in this trial are being evaluated at periodic intervals to assess long-term clinical outcomes. The results analyzed at three months post-treatment showed no observable improvements in patient outcomes. GTR believes, however, that such improvements may require a longer period to become evident.

     Reimbursement

     GTR believes that NeuroCell(TM)-PD and NeuroCell(TM)-HD, if approved, would address patient populations insured under private plans as well as under the Medicare/Medicaid system. At present, many private payers have been providing coverage for certain experimental surgical therapies for Parkinson's disease on a case by case, cost-recovery basis. GTR believes that for patients under 65, porcine neural implants may receive this type of coverage. For those patients covered by Medicare, new payment codes and/or rates may need to be established. While GTR expects to pursue a program to obtain optimal reimbursement from all payers, there can be no guarantee that such coverage will be obtained in the timeframe required.

     Competition

     While there are currently no effective long term therapies for advanced Parkinson's disease and no effective treatments for Huntington's disease, GTR is aware of other companies and institutions pursuing research and development of alternative treatments for the diseases. Experimental therapies under development for Parkinson's disease include surgical destruction of certain portions of the brain (pallidotomy), gene therapy, the use of growth factors and neuroprotectant therapy. There can be no assurance that research and development by others will not render the NeuroCell(TM)-PD and NeuroCell(TM)-HD programs obsolete or uneconomical or result in therapies superior to these programs, or that these programs will be preferred to any newly developed technologies.

EPICEL(SM) SERVICE

     GTR's Epicel(SM) Service, which provides cultured autologous skin cells as permanent skin replacement for patients with severe burns, was first introduced in 1987. These epidermal grafts are grown from a patient's own (autologous) skin cells and, therefore, are not rejected by the patient's immune system. Starting with a patient biopsy about the size of a postage stamp, GTR can grow enough skin grafts in three to four weeks to cover a patient's entire body surface area. Each skin graft consists of a sheet of cultured skin cells, approximately 25 square centimeters in size and ranging from two to eight cell layers thick, attached to a piece of surgical dressing material. A 48 hour shelf life allows these grafts to be delivered anywhere in the U.S., Europe or Japan from GTR's production laboratories in Cambridge, Massachusetts.

     Most burn wounds involving less than 60% body surface area are covered with conventional skin grafts within the three to four weeks it currently takes to grow skin grafts produced using the Epicel(SM) Service. Therefore, GTR believes that the primary candidates for the Epicel(SM) Service are the approximately 400 patients each year in the U.S. who survive burn injuries covering more than 60% of their body surface area. GTR also markets the Epicel(SM) Service in parts of Europe through its own direct sales force and in Japan through a distributor.

     The Epicel(SM) Service has been on the market as an unregulated medical device. As with Carticel(TM) ACC, GTR has operated the service under a self-imposed set of rigorous quality standards for autologous cell culturing services. Beginning December 1, 1997, GTR will be required to file an application with the FDA under new regulations governing the therapeutic use of manipulated autologous structural cells. As part of the public hearing process for the development of these regulations, GTR presented information regarding its autologous cell culturing procedures for both Carticel(TM) ACC and the Epicel(SM) Service and, following receipt of the biologics license for Carticel(TM) ACC, initiated discussions with the FDA regarding the Epicel(SM) Service. GTR expects that the FDA will permit the service to remain on the market until its regulatory status is resolved.

     GTR recorded revenues from the Epicel(SM) Service of approximately $4.2 million and $3.3 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively.

TRANSFORMING GROWTH FACTOR BETA 2 ("TGF-SS(2)")

     TGF-SS(2) is one of a family of proteins that play an important role in the body's ability to promote normal wound healing by stimulating the growth of connective tissue. GTR has licensed recombinant TGF-(LOGO)(2) from Celtrix Pharmaceuticals, Inc. ("Celtrix"). The product will consist of an easy-to-use collagen sponge which serves as a bioresorbable delivery vehicle that releases TGF-(LOGO)(2) at the wound site.

     Chronic skin ulcers are open, often painful wounds found predominantly on the lower extremities of elderly patients. In the fourth quarter of 1995, GTR began a 12 center, double-blinded, randomized Phase II clinical trial involving 200 diabetic patients suffering from foot ulcers. Study participants are being assigned to one of three TGF-(LOGO)(2) impregnated collagen sponge dose groups, a placebo group or a standard of care control group. The study is expected to be completed by the end of 1998. GTR is currently seeking a corporate partner to fund further development of this product.

     GTR has also been developing recombinant TGF-(LOGO)(2) for formulation as an intravenous injectable product for administration to multiple sclerosis ("MS") patients for the prevention of autoimmune damage to nerve tissue. A Phase I study completed in 1995 in chronic progressive MS patients showed reduced renal function in patients treated with TGF-(LOGO)(2). This result was reversible after cessation of treatment. GTR believes that treatment protocols can be developed that will not result in reduced renal function. GTR is seeking a corporate partner to fund further development of the product for MS patients.

     GTR's rights with respect to TGF-(LOGO)(2) derive from a license and development agreement which Genzyme and Celtrix entered into in June 1994 (the "Celtrix Agreement"). Genzyme's rights and obligations under the Celtrix Agreement have been allocated to GTR. Pursuant to the Celtrix Agreement, GTR has worldwide commercialization rights, excluding Asia, for all systemic indications and select other indications of TGF-(LOGO)(2). GTR is obligated to make milestone payments to Celtrix for product development related achievements and to pay royalties based on cumulative product sales. Celtrix may reacquire rights to indications not pursued by GTR.

VIANAIN(R) DEBRIDING PRODUCT

     Vianain(R) Debriding Product is a proprietary enzyme preparation designed to remove necrotic tissue from burn wounds and chronic skin ulcers. Phase I clinical studies of Vianain(R) Debriding Product in burn patients and Phase I clinical studies of the product for the treatment of chronic skin ulcers were completed in 1995. Preliminary results from these studies indicated that Vianain(R) Debriding Product was a safe and effective debriding agent, although it did not yield an immediately graftable wound bed in burn patients. The FDA has taken the position, however, that debriding agents must improve wound healing in addition to removing tissue in order to obtain marketing approval. GTR has been advised that the FDA is reviewing its position and may consider approving agents that provide safe and effective debridement without additional therapeutic benefit. GTR will evaluate further development of Vianain(R) Debriding Product following resolution of the FDA's position on the approval criteria for debriding agents.

PRODUCTION

     GTR has developed and validated a commercial scale, propriety chondrocyte processing system for Carticel(TM) ACC that was reviewed and approved by the FDA in connection with the BLA. See "Business -- Cartilage Repair -- Carticel(TM) ACC -- Change in Government Regulation."

     GTR produces materials for Carticel(TM) ACC in specialized facilities located in Cambridge and Framingham, Massachusetts designed for production of cell based therapies and which have been approved by the FDA. Under current production methods, these facilities have the combined capacity to process over 13,000 cartilage biopsies per year. GTR has also designed process improvements directed towards expanding autologous chondrocyte culture capacity, streamlining processing, improving quality and lowering production costs while strengthening GTR's proprietary position. This work includes improving yields, reducing labor costs associated with harvesting chondrocytes from cartilage biopsies, developing methods for extending the viability of both biopsy specimens and final product cell suspensions and balancing the space required for growing cells with requirements for feeding and inspecting. GTR also produces materials for the Epicel(SM) Service at its Cambridge facility.

PATENTS AND PROPRIETARY RIGHTS

     Genzyme pursues a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to its business. In addition, a portion of Genzyme's proprietary position is based upon patents licensed to Genzyme. These license agreements generally require Genzyme to pay royalties upon commercialization of products covered by the licensed technology. Genzyme's patent position and proprietary technology are subject to certain risks and uncertainties. See "Risk Factors -- Risks Related to GTR -- Uncertainty Regarding Patents and Proprietary Position."

     Genzyme received its first patent in the tissue repair field in October 1995 for its method of freezing cells. In addition, Genzyme has filed and is preparing several patent applications covering GTR's work in cartilage repair. GTR possesses substantial know-how in the field of autologous cell processing generally, and for Carticel(TM) ACC in particular. Such know-how includes the production of biopsy kits and packaging materials, procedures for quality control, sterility, segregation and manufacturing, product delivery and the method by which GTR validates assays for future development. GTR believes that this significant technological know-how places it in a competitively advantageous position.

     Diacrin/Genzyme LLC has an exclusive license in the field of Parkinson's and Huntington's diseases to a patent involving technology being developed at Massachusetts General Hospital for treatment of cells to prevent rejection of NeuroCell(TM)-PD and NeuroCell(TM)-HD without the need for immunosuppressive drugs. Diacrin also has patents pending in the U.S. and other countries relating to fetal porcine cells. Diacrin/Genzyme LLC will obtain exclusive worldwide licenses to such patents in the field of Parkinson's and Huntington's diseases as they are issued.

     Genzyme's proprietary position in the culturing of epidermal tissues was originally exclusively licensed from Harvard University and has been augmented with additional patents obtained by Genzyme covering cool storage technology and packaging of skin grafts produced using the Epicel(SM) Service. Genzyme is also the exclusive licensee, on a worldwide basis except for Italy, of patents covering cryopreservation of such skin grafts. Genzyme has extended this basic cryopreservation technology by patenting additional developments and improvements in the U.S.

     Celtrix has obtained patents and filed patent applications in the U.S. and foreign countries on the composition of TGF-(LOGO)(2) and its formulation. Genzyme has an exclusive worldwide license (excluding Asia) from Celtrix for therapeutic applications in wound healing, cancer, immune therapy and bone therapy.

     While Genzyme seeks a strong patent position, it believes that its competitive position will also depend on its ability to maintain its trade secrets and proprietary know-how, to achieve market leadership in key product areas and to obtain successful clinical results. Genzyme's employees, advisors and consultants who have access to GTR proprietary information are required to sign confidentiality agreements.

GOVERNMENT REGULATION

     Material developments relating to the regulation of Carticel(TM) ACC, the NeuroCell(TM) products and the Epicel(SM) Service are described above under "Business -- Description of Products and Services -- Cartilage
Repair -- Carticel(TM) ACC -- Government Regulation," "-- Neurodegenerative Diseases -- Diacrin/Genzyme LLC" and "-- Epicel(SM) Service."

     A federal criminal statute that prohibits the transfer of any human organ for valuable consideration for use in human transplantation, but which permits recovery of reasonable costs associated with such activities, has not been applied to Carticel(TM) ACC or the Epicel(SM) Service. Certain states have laws requiring the licensure of tissue and organ banks and laws governing the sale of human organs and the safety and efficacy of drugs, devices and biologics, including skin, all of which could be interpreted to apply to GTR's production and distribution of cultured tissue products. Provisions in certain states' statutes prohibit the receipt of valuable consideration in connection with the sale of human tissue by a tissue bank but permit licensed tissue banks, including companies, to recover their reasonable costs associated with such sales. The application of these or other regulations to GTR could result in significant expense to GTR, limit GTR's reimbursement for its services and otherwise materially adversely affect GTR's results of operations.

     GTR is also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous or potentially hazardous substances used in connection with GTR's research work and manufacturing operations. Although GTR believes that its safety procedures comply with the standards prescribed by federal, state and local regulations, the risk of contamination, injury or other accidental harm cannot be completely eliminated. In the event of such an accident, GTR could be held liable for any damages that result and any liabilities could exceed GTR's resources.

RELATIONSHIP WITH OTHER DIVISIONS OF GENZYME

     The relationship between GTR and Genzyme General is governed by a series of policies adopted by the Genzyme Board. For a complete description of these policies, see "Management and Accounting Policies Governing the Relationship of Genzyme Divisions."

     As a division of Genzyme, GTR has access to the resources and expertise of Genzyme, including those allocated to Genzyme General. This relationship has allowed GTR to accelerate commercialization of Carticel(TM) ACC. GTR believes that access to Genzyme General's research and development capabilities and corporate development expertise will allow GTR to more rapidly develop its existing products and services and take advantage of new opportunities in the field of tissue repair.

     Pursuant to an arrangement made at the time of formation of GTR, Genzyme has an option to allocate up to $10 million in cash from Genzyme General to GTR on or before June 14, 1998 in exchange for 1,000,000 GTR Designated Shares. In addition, the Genzyme Board has also approved the GTR Equity Line, which provides for the allocation of up to $20 million in cash from Genzyme General to GTR. Any amounts allocated to GTR under the GTR Equity Line will result in an increase in the number of GTR Designated Shares. The increase will be determined by dividing (i) the amount of cash so allocated by (ii) the average of the daily closing prices of GTR Stock for the 20 consecutive trading days commencing on the 30th trading day prior to the date of such allocation. Of the $20 million authorized for allocation to GTR, approximately $6.0 million had been allocated as of June 30, 1997.

                                   MANAGEMENT

SENIOR MANAGEMENT OF GTR

     The senior management of GTR consists of the following individuals:

NAME                                         AGE                        TITLE
----                                         ---                        -----
Timothy R. Surgenor........................  37     President
Russell N. Herndon.........................  39     Senior Vice President
John M. McPherson, Ph.D. ..................  49     Senior Vice President, Research and Development
Jean George................................  39     Vice President, Sales and Marketing

     MR. SURGENOR joined Genzyme as Executive Vice President of GTR in December 1994 when Genzyme acquired BioSurface and became President of GTR in September 1996. Mr. Surgenor joined BioSurface in May 1987 and served as Executive Vice President from November 1992 until December 1994. He served as Vice President, Finance, and Treasurer of BioSurface from 1990 to 1993.

     MR. HERNDON joined Genzyme in September 1989 as Quality Assurance Manager, became Manager of Regulatory Affairs in September 1990, Director of Regulatory Affairs in September 1991, and was named Vice President of Regulatory Affairs in October 1994. Since April 1997, he has served as Senior Vice President of GTR with responsibility for GTR's operations, program management and regulatory affairs.

     DR. MCPHERSON joined Genzyme in August 1989 and has served as Vice President, Therapeutic Protein Development from November 1989 to May 1993, as Vice President, Biotherapeutic Product Development from May 1993 to September 1996 and as Senior Vice President, Protein Development since then. He was appointed Vice President, Research and Development of GTR in December 1994. Prior to joining Genzyme, he was, since April 1988, Director, Protein Chemistry of Integrated Genetics, Inc.

     MS. GEORGE joined Genzyme in February 1988 as Business Development Manager and became Director, Biotherapeutic Products in 1991. She served on the project team that managed the acquisition of BioSurface and the formation of GTR. Ms. George was named Vice President, Marketing in December 1994 and since June 1997 has served as Vice President, Sales and Marketing.

MANAGEMENT OF GENZYME

     The current executive officers and directors of Genzyme are as follows:

NAME                                         AGE                         TITLE
----                                         ---                         -----
Henri A. Termeer...........................  51     Chairman of the Board, President and Chief
                                                      Executive Officer
Earl M. Collier, Jr........................  50     Executive Vice President
David J. McLachlan.........................  59     Executive Vice President, Finance and Chief
                                                      Financial Officer
G. Jan van Heek............................  48     Executive Vice President
Peter Wirth................................  47     Executive Vice President and Chief Legal Officer
David D. Fleming...........................  49     Group Senior Vice President, Diagnostics
John V. Heffernan..........................  59     Senior Vice President, Human Resources
Richard A. Moscicki, M.D...................  45     Senior Vice President, Clinical, Medical and
                                                      Regulatory Affairs and Chief Medical Officer
Alan E. Smith, Ph.D........................  51     Senior Vice President, Research and Chief
                                                      Scientific Officer
Constantine E. Anagnostopoulos, Ph.D.......  74     Director
Douglas A. Berthiaume......................  48     Director
Henry E. Blair.............................  54     Director
Robert J. Carpenter........................  52     Director
Charles L. Cooney..........................  52     Director
Henry R. Lewis.............................  71     Director

     Each officer's term of office extends until the meeting of the Genzyme Board following the next annual meeting of stockholders and until a successor is elected and qualified or until his or her earlier resignation or removal.

     MR. TERMEER has served as President of Genzyme since October 1983, Chief Executive Officer since December 1985 and Chairman of the Board since May 1988. For ten years prior to joining Genzyme, Mr. Termeer worked for Baxter Travenol Laboratories, Inc., a manufacturer of human health care products. Mr. Termeer is Chairman of the Board of Genzyme Transgenics Corporation ("GTC") and, until its acquisition by Genzyme in December 1996, was Chairman of the Board of Neozyme II Corporation ("Neozyme II"). Mr. Termeer is also a director of Abiomed, Inc., AutoImmune Inc., Diacrin, Inc. and GelTex Pharmaceuticals, Inc., and a trustee of Hambrecht & Quist Healthcare Investors and of Hambrecht & Quist Life Sciences Investors.

     MR. COLLIER joined Genzyme in July 1996 as Senior Vice President, Health Systems and has served as Executive Vice President since July 1997. Mr. Collier is responsible for Genzyme's surgical products business. Prior to joining Genzyme, Mr. Collier was President of Vitas HealthCare Corporation (formerly Hospice Care Incorporated), a provider of health care services, from October 1991 until August 1995. Prior to that, Mr. Collier was a partner in the Washington, D.C. law firm of Hogan & Hartson, which he joined in 1981.

     MR. MCLACHLAN joined Genzyme in December 1989 and has served as Executive Vice President, Finance since September 1996. Mr. McLachlan served as Senior Vice President, Finance from 1989 to September 1996 and has held the position of Chief Financial Officer since 1989. Prior to joining Genzyme, he served for more than five years as Vice President of Finance for Adams-Russell Electronics Inc., a defense electronics manufacturer, and Adams-Russell Co., Inc., a cable television company. Mr. McLachlan also serves as a director of HearX, Ltd., a company providing products and services to the hearing impaired.

     MR. VAN HEEK joined Genzyme in September 1991 as General Manager of its wholly-owned subsidiary, Genzyme, B.V., and became a Genzyme Vice President and the President of Genzyme's therapeutics business unit in December 1993. From September 1996 through July 1997, Mr. van Heek served as Group Senior Vice President, Therapeutics and since July 1997 has served as Executive Vice President with responsibility for Genzyme's specialty therapeutics and tissue repair businesses and international operations. Prior to joining Genzyme, he was, since 1988, Vice President/General Manager of the Fenwal Division of Baxter Healthcare Corporation. Mr. van Heek also served as President and Treasurer of Neozyme II from March 1992 to January 1996.

     MR. WIRTH joined Genzyme in January 1996 and has served as Executive Vice President and Chief Legal Officer since September 1996. Mr. Wirth also oversees Genzyme's corporate development activities. From January 1996 to September 1996, Mr. Wirth served as Senior Vice President and General Counsel of Genzyme. Mr. Wirth was also a partner of Palmer & Dodge LLP, a Boston, Massachusetts law firm, from 1982 through September 1996. Mr. Wirth remains of counsel to Palmer & Dodge LLP and is a director of Transkaryotic Therapies, Inc., a gene therapy company.

     MR. FLEMING joined Genzyme in April 1984 and has served as Group Senior Vice President, Diagnostics since September 1996. Prior to that date he served as President of Genzyme's diagnostics business unit beginning in January 1989 and as a Senior Vice President of Genzyme beginning in August 1989. For 11 years prior to joining Genzyme, he worked for Baxter Travenol Laboratories, Inc.

     MR. HEFFERNAN joined Genzyme as Vice President, Human Resources in October 1989 and has served as Senior Vice President, Human Resources since May 1992. Prior to joining Genzyme, he served for more than five years as Vice President, Human Resources Corporate Staff of GTE Corporation, a diversified communications and electronics company.

     DR. MOSCICKI joined Genzyme in March 1992 as Medical Director, became Vice President, Medical Affairs in early 1993 and was named Vice President, Clinical, Medical and Regulatory Affairs in December 1993. Since September 1996, he has served as Senior Vice President, Clinical Medical and Regulatory Affairs and Chief Medical Officer. Since 1979, he has also been a physician staff member at the Massachusetts General Hospital and a faculty member at the Harvard Medical School.

     DR. SMITH joined Genzyme in August 1989 as Senior Vice President, Research and has also served as Chief Scientific Officer since September 1996. Prior to joining Genzyme, he served as Vice President-Scientific Director of Integrated Genetics, Inc. from November 1984 until its merger with Genzyme in August 1989. From October 1980 to October 1984, Dr. Smith was head of the Biochemistry Division of the National Institute for Medical Research, Mill Hill, London, England and from 1972 to October 1980, he was a member of the scientific staff at the Imperial Cancer Research Fund in London. Dr. Smith also serves as a director of GTC.

     DR. ANAGNOSTOPOULOS is Managing General Partner of Gateway Associates, which is the general partner of Gateway Venture Partners III, L.P., a venture capital partnership. From January 1986 to April 1987, Dr. Anagnostopoulos was a consultant to Monsanto Company, a producer of pharmaceuticals, chemicals, plastics and textiles, and to Alafi Capital, a venture capital firm. From 1982 through 1985, he served as Corporate Vice President of Monsanto Company.

     MR. BERTHIAUME is Chairman, President and Chief Executive Officer of Waters Corporation, a high technology manufacturer of products used for analysis and purification, formerly a division of Millipore Corporation. From November 1990 to August 1994, he was President of the Waters Division of Millipore Corporation.

     MR. BLAIR is the Chief Executive Officer of Dyax Corp., a privately-held bioseparation, pharmaceutical discovery and development company, and a consultant to several companies, including Genzyme. Prior to January 1990, Mr. Blair was Senior Vice President, Scientific Affairs of Genzyme. Before joining Genzyme in 1981, he was Associate Director of the New England Enzyme Center at Tufts University School of Medicine. Mr. Blair is also a director of GTC and Celtrix Pharmaceuticals, Inc.

     MR. CARPENTER is President and Chief Executive Officer of VacTex, Inc., a privately held biotechnology company which he co-founded in November 1995, and Chairman of GelTex Pharmaceuticals, Inc., a publicly held pharmaceutical development company which he co-founded in November 1991 and where he served as President and Chief Executive Officer until May 1993. Mr. Carpenter was Chairman of the Board, President and Chief Executive Officer of Integrated Genetics, Inc., a biotechnology company that merged with Genzyme in 1989. Following the merger and until 1991, Mr. Carpenter was Executive Vice President of Genzyme, and Chief Executive Officer and Chairman of the Board of IG Laboratories, Inc. Mr. Carpenter is also a director of Apex BioSciences, Inc. and, prior to its acquisition by Genzyme in December 1996, was a director of Neozyme II.

     DR. COONEY is a Professor of Chemical and Biochemical Engineering and Co-Director of the Program on the Pharmaceutical Industry at Massachusetts Institute of Technology ("MIT"). Dr. Cooney joined the MIT faculty as an Assistant Professor in 1970 and became a Professor in 1982. Dr. Cooney is also a principal of BioInformation Associates, Inc., a consulting company.

     MR. LEWIS is a consultant to several companies and a member of the Board of Directors of Delphax Systems, a manufacturer of high speed non-impact printers. From 1986 to February 1991, Mr. Lewis was the Vice Chairman of the Board of Dennison Manufacturing Company, a manufacturer and distributor of products for the stationery, technical paper and industrial and retail systems markets. From 1982 to 1986, Mr. Lewis was a Senior Vice President of Dennison Manufacturing Company.

                      DESCRIPTION OF GENZYME CAPITAL STOCK

     The following descriptions are qualified in their entirety by reference to the Restated Articles of Organization of Genzyme.

INTRODUCTION

     Genzyme is authorized to issue 390 million shares of common stock, of which 40 million shares have been designated GTR Stock, 200 million shares have been designated GGD Stock, 40 million shares have been designated GMO Stock and 110 million shares remain undesignated as to series. In addition, Genzyme is authorized to issue 10 million shares of preferred stock. Each designated series of Genzyme common stock has the voting powers, qualifications and rights described below.

DIVIDENDS

     Genzyme has never paid any cash dividends on shares of its capital stock. Genzyme currently intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on Genzyme common stock in the foreseeable future.

     Dividends on each series of Genzyme common stock may be declared and paid only out of the lesser of funds of Genzyme legally available therefor and the Available GTR Dividend Amount (with respect to the GTR Stock), the Available GGD Dividend Amount (with respect to the GGD Stock) or the Available GMO Dividend Amount (with respect to the GMO Stock). Under the Massachusetts Business Corporation Law (the "MBCL"), the payment of dividends is permitted if the corporation is not insolvent, the dividend payment does not render the corporation insolvent, and the dividend payment does not violate the corporation's articles of organization. Subject to such limitations, the Genzyme Board may, in its sole discretion, declare and pay dividends exclusively on any series of Genzyme common stock, in equal or unequal amounts, notwithstanding the amounts available for the payment of dividends on each series, the respective voting and liquidation rights of each series, the amounts of prior dividends declared on each series or any other factor.

     As stated above, in addition to the statutory limitations under the MBCL, dividends on the GTR Stock, GGD Stock and the GMO Stock are limited to an amount not in excess of the Available GTR Dividend Amount, the Available GGD Dividend Amount or the Available GMO Dividend Amount, respectively. The "Available Dividend Amount" with respect to a particular series of Genzyme common stock is defined to mean generally the greater of

        (i) the excess of

           (a) the greater of

                (X) the fair value of the net assets allocated to the division represented by such series of Genzyme common stock and

                (Y) an amount equal to stockholders' equity allocated to such division as of June 30, 1994, in the case of the GGD Stock and the GTR Stock, and September 30, 1996, in the case of the GMO Stock, increased or decreased, as appropriate, to reflect, after such date

                    (1) the net income or loss of such division,

                    (2) any dividends or other distributions (including by
               reclassification or exchange) declared or paid with respect to, or repurchases or issuances of, any shares of capital stock attributed to such division, but excluding dividends or other distributions paid in shares of capital stock attributed to such division to the holders thereof and

                    (3) any other adjustments to the stockholders' equity of
               such division made in accordance with generally accepted accounting principles, over

           (b) the aggregate par value of all outstanding shares of capital stock attributed to such division and

          (ii) the amount legally available for the payment of dividends determined in accordance with Massachusetts law applied as if such division were a separate corporation.

EXCHANGE OF GTR STOCK AND GMO STOCK

     The GTR Stock or the GMO Stock may be exchanged for any combination of cash and/or GGD Stock upon the terms described below. Genzyme cannot predict the impact on the market prices for each class of Genzyme common stock of its ability to effect such exchanges.

     Optional Exchange. The Genzyme Board may at any time exchange all outstanding shares of GTR Stock or GMO Stock for any combination of cash and/or GGD Stock having a Fair Market Value equal to 130% of the Fair Market Value of the GTR Stock or GMO Stock, as the case may be, such Fair Market Value being determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such exchange.

     The foregoing provision allows Genzyme the flexibility to redeem all outstanding shares of GTR Stock and/or GMO Stock and leave outstanding one or two series of Genzyme common stock that would, collectively, represent the residual equity interest in all of Genzyme's businesses. The optional exchange could be exercised at any future time if the Genzyme Board determined that, under the facts and circumstances then existing, an equity structure consisting of three series of common stock was no longer in the best interests of all of Genzyme's stockholders. Such exchange may be completed, however, at a time that is disadvantageous to the holders of a particular series of Genzyme common stock. The right of the Genzyme Board to exchange at any time all outstanding shares of GTR Stock or GMO Stock for any combination of cash and/or GGD Stock having a Fair Market Value equal to 130% of the Fair Market Value of the GTR Stock or the GMO Stock does not preclude the Genzyme Board from making an offer to exchange such shares on terms other than those provided in the Genzyme Charter. Although any alternative offer would be subject to acceptance by holders of the shares to be exchanged, such offer could be made on terms less favorable than those provided in the Genzyme Charter. See "Risk Factors -- Risks Related to Genzyme Tracking Stock -- No Rights or Additional Duties With Respect to the Divisions; Potential Conflicts."

     Mandatory Exchange. In the event of the disposition, in one transaction or a series of related transactions, by Genzyme of all or substantially all of the properties and assets allocated to GTR or GMO (other than in connection with the sale by Genzyme of all or substantially all of its properties and assets) to any person, entity or group (other than (i) a wholly-owned subsidiary of Genzyme or (ii) any entity formed at the direction of Genzyme in connection with obtaining financing for the programs or products of GTR or GMO, as the case may be), Genzyme will be required to exchange each outstanding share of GTR Stock or GMO Stock for any combination of cash and/or GGD Stock having a Fair Market Value equal to 130% of the Fair Market Value of GTR Stock or GMO Stock, as the case may be, as determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such disposition. See "Risk
Factors -- Risks Related to Genzyme Tracking Stock -- Exchange of GTR Stock and GMO Stock."

VOTING RIGHTS

     Holders of shares of each series of Genzyme common stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote (including the election of directors). On all such matters, each share of GGD Stock has one vote, each share of GTR Stock has, through December 31, 1998, .33 vote, and each share of GMO Stock has, through December 31, 1998, .25 vote. Holders of outstanding GGD Stock, GTR Stock and GMO Stock currently have approximately 92.5%, 6.3% and 1.2%, respectively, of the total voting power of Genzyme. Following completion of this offering and assuming that the Underwriters' over-allotment option is not exercised, holders of GGD Stock, GTR Stock and GMO Stock will have approximately 91.1%, 7.7% and 1.2%, respectively, of the total voting power of Genzyme. On January 1, 1999 and on each January 1 every two years thereafter, the number of votes to which each share of GTR Stock and GMO Stock is entitled will be adjusted to equal the ratio of the Fair Market Value of one share of GTR Stock or GMO Stock, as the case may be, to the Fair Market Value of one share of GGD Stock as of such date. If no shares of GGD Stock are outstanding on such date, then all other series of Genzyme common stock outstanding on such date will have a number of votes such that each share of the series of common stock that has the highest Fair Market Value per share on such date (the "Base Series") will have one vote, and each share of each other series of outstanding common stock will have the number of votes determined according to the immediately preceding sentence, treating, for such purpose, the Base Series as the GGD Stock in such sentence.

     The voting rights of the GTR Stock and the GMO Stock will be appropriately adjusted so as to avoid dilution in the aggregate voting rights of any series of Genzyme common stock in the event the outstanding shares of any series are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of any series as a dividend or a distribution to holders of shares of such series. If shares of only one series of Genzyme common stock are outstanding, or if shares of any series of Genzyme common stock are entitled to vote separately as a class, each share of that series would have one vote.

     The relative voting rights of each series of Genzyme common stock are adjusted from time to time as described above so that a holder's voting rights may more closely reflect the market value of such holder's equity investment in Genzyme. Adjustments in the relative voting rights of each class of Genzyme common stock may influence an investor interested in acquiring and maintaining a fixed percentage of Genzyme's voting power to acquire such percentage of all series of Genzyme common stock, and will limit the ability of investors in one series to acquire for the same consideration relatively greater or lesser voting power per share than investors in the other series. To the extent the relative market values of each series of Genzyme common stock change prior to the first such adjustment or in between any adjustments, however, an investor in one series of Genzyme common stock may acquire relatively more or less voting power for the same consideration when compared with investors in another series of Genzyme common stock.

     In addition to voting together as a single class of stock, the Genzyme Charter requires the approval by the holders of the affected series of Genzyme common stock at a meeting at which a quorum is present and the votes cast in favor of the proposal exceed those cast against to:

          (i) allow any proceeds from the disposition of the properties or assets allocated to any division to be used in the business of the other division without fair compensation,

          (ii) allow any properties or assets allocated to any division to be used in the business of another division or for the declaration or payment of any dividend or distribution on any series of Genzyme common stock not attributed to such division without fair compensation,

          (iii) issue shares of any series of Genzyme common stock without allocating the proceeds of such issuance to the division represented by such series of Genzyme common stock (provided, however, that Genzyme may without such approval issue GTR Designated Shares and GMO Designated Shares),

          (iv) change the rights or preferences of any series of Genzyme common stock so as to affect the series adversely or

          (v) effect any merger or business combination involving Genzyme as a result of which (a) the holders of all series of Genzyme common stock shall no longer own, directly or indirectly, at least fifty percent (50%) of the voting power of the surviving corporation and (b) the holders of all series of Genzyme common stock do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each series of Genzyme common stock as of the date of the first public announcement of such merger or business combination.

     In addition to the voting rights provided in the Genzyme Charter, the approval of the holders of a majority of the outstanding shares of each series of Genzyme common stock, voting together as a single class, is required under the current MBCL to approve any amendment to the articles of organization that would alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely. The MBCL does not currently provide for any other separate voting rights for a series of common stock. Consequently, because most matters brought to a stockholder vote will only require the approval of a majority of all of Genzyme's outstanding capital stock entitled to vote on such matters (including all series of common stock) voting together as a single class and because the holders of GGD Stock will initially have more than the number of votes required to approve any such matter, such holders would be in a position to control the outcome of the vote on such a matter. See "Risk Factors -- Risks Related to Genzyme Tracking Stock -- No Additional Separate Voting Rights."

LIQUIDATION RIGHTS

     In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme, after Genzyme has satisfied or made provision for its debts and obligations and for payment to the holders of shares of any series of capital stock having preferential rights to receive distributions of the net assets of Genzyme, the holders of Genzyme common stock are entitled to receive the net assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such series and will have no direct claim against any particular assets of Genzyme or any of its subsidiaries. Each share of GGD Stock has 100 liquidation units, each share of GTR Stock has 58 liquidation units and each share of GMO Stock has 25 liquidation units. The liquidation units of the GTR Stock and the GMO Stock will be appropriately adjusted so as to avoid dilution in the aggregate liquidation rights of any series in the event the outstanding shares of any series are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of any series as a dividend or a distribution to holders of shares of that series, but will not otherwise be adjusted. A merger or business combination involving Genzyme or a sale of all or substantially all of the assets of Genzyme will not be treated as a liquidation. Genzyme may not, however, without approval by the holders of the GTR Stock and the GMO Stock voting as separate series of stock, effect any merger or business combination involving Genzyme as a result of which
(i) the holders of all series of Genzyme common stock shall no longer own, directly or indirectly, at least fifty percent of the voting power of the surviving corporation and (ii) the holders of each series of Genzyme common stock do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each series of common stock as of the date of the first public announcement of such merger or business combination.

GTR DESIGNATED SHARES AND GMO DESIGNATED SHARES

     GTR Designated Shares and GMO Designated Shares are authorized shares of GTR Stock and GMO Stock, respectively, which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GTR or GMO, respectively. The shares of GTR Stock and GMO Stock that are issuable with respect to the GTR Designated Shares and the GMO Designated Shares, respectively, are not outstanding shares of GTR Stock or GMO Stock, are not eligible to receive dividends and cannot be voted by Genzyme.

     As of August 31, 1997, there were 921,423 GTR Designated Shares, representing a potential 15.1% equity interest in GTR. The number of GTR Designated Shares from time to time will be:

          (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the GTR Stock and dividends or distributions of shares of GTR Stock to holders of GTR Stock and other reclassifications of GTR Stock;

          (ii) decreased by (a) the number of any shares of GTR Stock issued by Genzyme, the proceeds of which are allocated to Genzyme General, (b) the number of any shares of GTR Stock issued upon the exercise or conversion of securities convertible into GTR Stock that are attributed to Genzyme General and (c) the number of any shares of GTR Stock issued by Genzyme as a dividend or distribution or by reclassification, exchange or otherwise to holders of GGD Stock; and

          (iii) increased by (a) the number of any outstanding shares of GTR Stock repurchased by Genzyme, the consideration for which was allocated to Genzyme General, (b) one for each $10.00 reallocated from Genzyme General to GTR from time to time in satisfaction of the purchase option of Genzyme General set forth in section 4.18 of the Agreement and Plan of Reorganization among Genzyme, Phoenix Acquisition Corporation and BioSurface Technology, Inc. dated as of July 25, 1994, up to a maximum $30 million, and (c) the number of shares of GTR Stock equal to the fair value (as determined by the Genzyme Board) of assets or properties allocated to Genzyme General that are reallocated to GTR (other than reallocations that represent sales at fair value between such divisions or reallocations described in clause (b) above) divided by the Fair Market Value of one share of GTR Stock as of the date of such reallocation.

The Genzyme Charter prohibits the taking of any action which would have the effect of reducing the number of GTR Designated Shares to a number which is less than zero.

     As of August 31, 1997, there were 6,000,000 GMO Designated Shares, representing a potential 60.4% equity interest in GMO. The number of GMO Designated Shares from time to time will be:

        (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the GMO Stock and dividends or distributions of shares of GMO Stock to holders of GMO Stock and other reclassifications of GMO Stock;

        (ii) decreased by (a) the number of any shares of GMO Stock issued by Genzyme, the proceeds of which are allocated to Genzyme General, (b) the number of any shares of GMO Stock issued upon the exercise or conversion of securities convertible into GMO Stock that are attributed to Genzyme General and (c) the number of any shares of GMO Stock issued by Genzyme as a dividend or distribution or by reclassification, exchange or otherwise to holders of GGD Stock; and

        (iii) increased by

             (a) the number of any outstanding shares of GMO Stock repurchased by Genzyme, the consideration for which was allocated to Genzyme General;

             (b) the number of shares of GMO Stock equal to the fair value (as determined by the Genzyme Board) of assets or properties allocated to Genzyme General that are reallocated to GMO (other than reallocations that represent sales at fair value between such divisions) divided by the Fair Market Value of one share of GMO Stock as of the date of such reallocation;


             (c) with respect to amounts drawn under an equity line of credit approved by the Genzyme Board providing for the allocation of up to $25 million in cash from Genzyme General to GMO (the "GMO Equity Line"), a number equal to the sum of the quotients obtained by dividing (A) the amount of each advance under the GMO Equity Line by (B) $7.00 plus or minus a daily proration of the difference between the price to the public in the initial public offering of GMO Stock (the "GMO IPO") and $7.00, assuming straight line appreciation or depreciation in the value of the GMO Stock over the period from the closing date of the acquisition of PharmaGenics, Inc. to the closing date of the GMO IPO; and, thereafter, upon each advance made under the GMO Equity Line, a number equal to the quotient obtained by dividing (X) the amount of each such advance by (Y) the Fair Market Value of the GMO Stock on the date of such advance; or


             (d) the number of shares of GMO Stock into which the Genzyme Board elects to convert the promissory note dated February 10, 1997 issued by PharmaGenics, Inc. to Genzyme.

The Genzyme Charter prohibits the taking of any action which would have the effect of reducing the number of GMO Designated Shares to a number which is less than zero.

     Whenever additional shares of any series of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division and (ii) the number of such shares issued and sold from the GTR Designated Shares or the GMO Designated Shares, which shall reduce the number of GTR Designated Shares or GMO Designated Shares, as the case may be, and the proceeds of which may be used for any proper corporate purpose. In the event Genzyme repurchases outstanding shares of GTR Stock or GMO Stock, it will identify the number of shares that are repurchased for consideration that was allocated to Genzyme General and the number of GTR Designated Shares or GMO Designated Shares may increase accordingly.

"ANTI-TAKEOVER" PROVISIONS

     Contractual Measures. The Genzyme Charter and the By-Laws of Genzyme (the "By-Laws") contain provisions that could discourage potential takeover attempts and prevent stockholders from changing Genzyme's management, including authorization of the Genzyme Board to issue shares of common stock and preferred stock in series, enlarge the size of the Genzyme Board and fill any vacancies on the Genzyme Board, and restrictions on the ability of stockholders to call a special meeting of stockholders, bring business before an annual meeting and nominate candidates for election as directors. Genzyme also has agreements with certain officers containing change of control provisions.

     In addition, Genzyme has a stockholder rights plan. Under this plan, each outstanding share of GTR Stock, GGD Stock and GMO Stock also represents a right that, under certain circumstances, may trade separately from the GTR Stock, GGD Stock and GMO Stock, respectively. The rights, which are not currently exercisable, under certain circumstances will permit their holders (other than an acquiror) to purchase at a favorable price large amounts of GTR Stock, GGD Stock and GMO Stock or securities of a successor to Genzyme with the result that an acquiror's interest in Genzyme would be substantially diluted. The description and terms of the rights are set forth in an Amended and Restated Rights Agreement between Genzyme and American Stock Transfer and Trust Company as Rights Agent.

     Business Combination Statute. The Massachusetts "Business Combination" statute provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of its board of directors (an "interested stockholder"), he or she may not engage in certain transactions with the corporation for a period of three years. There are certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 90% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder, the prohibition does not apply.

     Genzyme is subject to the Massachusetts Business Combination statute unless it elects not to be governed by the statute in the Genzyme Charter or the By-Laws. Genzyme has not made such election and does not currently intend to make such an election.

     Control Share Acquisition Statute. The Massachusetts "Control Share Acquisition" statute provides that a person (the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a corporation that when combined with shares already owned, would increase the acquiror's ownership to at least 20%, 33 1/3% or a majority of the voting stock of the corporation, must obtain the approval of a majority in interest of the shares held by all stockholders, excluding shares held by the acquiror and the officers and inside directors of the corporation, in order to vote the shares acquired. The statute does not require the acquiror to consummate the purchase before the stockholder vote is taken.

     The Control Share Acquisition statute permits a Massachusetts corporation to elect not to be governed by these provisions by including such an election in its articles of incorporation or by-laws. The By-Laws contain a provision pursuant to which Genzyme elected not to be governed by the Massachusetts Control Share Acquisition statute. However, if at a future date the Genzyme Board determines that it is in the best interests of Genzyme and its stockholders that Genzyme be governed by the statute, the By-Laws may be amended to permit it to be governed by such statute. Any such amendment, however, would apply only to acquisitions crossing the thresholds which occur after the effective date of such amendment.

     See "Risk Factors -- Risks Related to GTR -- Possible Adverse Effect of Anti-Takeover Provisions."

DETERMINATIONS BY THE GENZYME BOARD

     Any determination made by the Genzyme Board in good faith under any of the provisions described above will be final and binding on all stockholders of Genzyme.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer and Trust Company is the registrar and transfer agent for each series of Genzyme common stock.

                  MANAGEMENT AND ACCOUNTING POLICIES GOVERNING
                     THE RELATIONSHIP OF GENZYME DIVISIONS

     The Genzyme Board has adopted the following policies to govern the management of Genzyme General, GTR and GMO. Except as otherwise provided in the policies, the Genzyme Board may further modify or rescind the policies in its sole discretion without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders. The Genzyme Board may also adopt additional policies depending upon the circumstances. Any determination of the Genzyme Board to modify or rescind the policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of the common stock representing the three divisions, would be governed by the principles of Massachusetts law discussed under "Risk
Factors -- Risks Related to Genzyme Tracking Stock -- No Rights or Additional Duties with Respect to the Divisions; Potential Conflicts." In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

PURPOSE OF THE TISSUE REPAIR AND MOLECULAR ONCOLOGY DIVISIONS

     The purpose of GTR is to create a business with a comprehensive approach to the field of tissue repair by developing and commercializing a portfolio of novel products for the treatment and prevention of serious tissue injury (excluding products developed on behalf of Genzyme Development Partners, L.P.). The purpose of GMO is to create a focused, integrated oncology business that will develop and commercialize novel therapeutic and diagnostic products and services based upon molecular tools and genomic information. In addition to the programs initially assigned to each of GTR and GMO, it is expected that the product and service portfolio of each division will expand through the addition of complementary programs, products and services developed either internally or externally to the division, including acquiring or in-licensing programs, products and services from outside of Genzyme. Each of GTR and GMO will be operated and managed similarly to Genzyme General.

REVENUE ALLOCATION

     Other than revenues received in connection with transactions subject to the policy regarding Other Interdivision Transactions, revenues from the sale of a division's products and services shall be credited to that division.

EXPENSE ALLOCATION

     Other than expenses incurred in connection with transactions subject to the policy regarding Other Interdivision Transactions, all direct expenses shall be charged to the division for the benefit of which they are incurred. Corporate and general and administrative expenses or other indirect costs will be allocated to each division in a reasonable and consistent manner based on utilization by the division of the services to which such costs relate.

TAX ALLOCATIONS

     Income taxes shall be allocated to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to such division under generally accepted accounting principles as if each division were a separate taxpayer; provided, however, that as of the end of any fiscal quarter of Genzyme, any projected tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to the other divisions in proportion to their taxable income without any compensating payment or allocation.

ACQUISITIONS OF PROGRAMS, PRODUCTS OR ASSETS

     Upon the acquisition by Genzyme from a third party of any programs, products or assets (whether by acquisition of assets or stock, merger, consolidation or otherwise), the aggregate cost of the acquisition and the programs, products or assets acquired shall be allocated among the divisions of Genzyme. In the case of material acquisitions, such allocation shall be made in a manner determined by the Genzyme Board to be fair and reasonable to each division and to holders of the common stock representing each division, taking into account such matters as the Genzyme Board and its financial advisors, if any, deem relevant. Any such determination by the Genzyme Board will be final and binding on all holders of common stock.

DISPOSITION OF PROGRAMS, PRODUCTS OR ASSETS

     Upon any sale, transfer, assignment or other disposition by Genzyme of any product, program or asset not consisting of all or substantially all of the assets of a division, all proceeds from such disposition shall be allocated to the division to which the program, product or asset had been allocated. If the program, product or asset was allocated to more than one division, the proceeds of the disposition shall be allocated among such divisions based on their respective interests in such program, product or asset. Such allocation shall be made in a manner determined by the Genzyme Board to be fair and reasonable to such divisions and to holders of the common stock representing such divisions, taking into account such matters as the Genzyme Board and its financial advisors, if any, deem relevant. Any such determination by the Genzyme Board will be final and binding on all holders of common stock.

INTERDIVISION ASSET TRANSFERS

     The Genzyme Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations shall be done at fair market value, determined by the Genzyme Board, taking into account, in the case of a program under development, the commercial potential of such program, the phase of clinical development of such program, the expenses associated with realizing any income from such program, the likelihood and timing of any such realization and other matters that the Genzyme Board and its financial advisors, if any, deem relevant. The consideration for such reallocation may be paid by one division to another in cash or other consideration with a value equal to the fair market value of the assets being reallocated or, in the case of a reallocation of assets from Genzyme General to GTR or to GMO, the Genzyme Board may elect to account for such reallocation as an increase in the Designated Shares representing the division to which such assets are reallocated in accordance with the provisions of the Genzyme Charter.

     Notwithstanding the foregoing, no Key GTR Program or Key GMO Program, as defined below, may be transferred out of GTR or GMO, respectively, without a class vote of the holders of the common stock representing the division from which such Key GTR Program or Key GMO Program is to be removed unless the Genzyme Board determines that (i) in the case of a Key GTR Program, such Key GTR Program has application outside of the field of tissue repair (in which case it may be transferred out only for the non-tissue repair applications) and (ii) in the case of a Key GMO Program, such Key GMO Program has application outside of the field of oncology (in which case it may be transferred out only for the nononcology applications; provided, however, that the SAGE Service (as defined below) may not be transferred out of GMO for any application without the approval of the holders of GMO Stock voting as a separate class).

     A "Key GTR Program" is any of the following:

          (i) Vianain(R) for debridement of necrotic or damaged tissue;

          (ii) TGF-(Beta)(2) for all indications licensed from Celtrix Pharmaceuticals, Inc. as of December 16, 1994;

          (iii) Epicel(SM) cultured epithelial cell autografts for tissue replacement or repair;

          (iv) Acticel(SM) cultured epithelial cell allografts for tissue replacement or repair;

          (v) Carticel(TM) autologous cultured chondrocytes; and

          (vi) any additional tissue repair program or product being developed from time to time in GTR which (a) constituted 20% or more of the research and development budget of GTR in any one of the three most recently completed fiscal years or (b) has had a cumulative investment of $8 million or more in research and development expenses by GTR.

     A "Key GMO Program" is any of the following:

          (i) use of the Serial Analysis of Gene Expression technology licensed from the Johns Hopkins University for third parties (the "SAGE Service");

          (ii) the clinical program developing adenovirus vectors containing the tumor antigens Ad-MART 1 or Ad-gp100 for the treatment of melanoma;

          (iii) the "suicide" gene therapy research program developing adenovirus and lipid vectors containing genes to enhance chemotherapy for oncology indications;

          (iv) the research program developing adenovirus and lipid vectors containing tumor suppressor genes for oncology indications;

          (v) the research program developing adenovirus and lipid vectors containing genes to regulate the immune system for oncology indications, including heat shock proteins;

          (vi) the research program developing antibody-based gene therapy for the treatment of tumors; and

          (vii) any additional program, product or service being developed from time to time in GMO which (a) constituted 20% or more of the research and development budget of GMO in any one of the three most recently completed fiscal years or (b) has had a cumulative investment of $8 million or more in research and development expenses by GMO.

     The foregoing policies regarding transfers of assets between divisions will not be changed by the Genzyme Board without the approval of the holders of the GTR Stock and the GMO Stock, each voting as a separate class; provided, however, that if a policy change affects GTR or GMO alone, only holders of shares representing the affected division will be entitled to a class vote on such matter.

OTHER INTERDIVISION TRANSACTIONS

     This policy shall cover interdivision transactions other than asset transfers, which shall be subject to the policy regarding Interdivision Asset Transfers. From time to time, a division may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. Such transactions may include agreements by one division to provide products and services for use by another division and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. Such transactions shall be subject to the following conditions:

          (i) Research performed by one division for the benefit of another division will be charged to the division for which work is performed on a cost basis. Such costs shall be allocated in the manner described above under "Expense Allocation," and the division performing the research will not recognize revenue as a result of performing such research.

          (ii) Corporate and general and administrative services will be provided by each division to any other division requesting such services on a cost basis and such costs shall be allocated in the manner described above under "Expense Allocation."

          (iii) Other than research, corporate and general and administrative services, interdivision transactions shall be on terms and conditions that would be obtainable in transactions negotiated at arm's length with unaffiliated third parties.

          (iv) Any interdivision transaction (a) to be performed on terms and conditions that deviate from the policies set forth in subparagraphs (i),
     (ii) or (iii) above and (b) that is material to one or more of the participating divisions will require approval by the Genzyme Board, which approval shall include a determination by the Genzyme Board that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each such division.

          (v) If a division (the "Purchasing Division") requires any product or service from which another division (the "Selling Division") derives revenues from sales to third parties (a "Commercial Product or Service"), the Purchasing Division may solicit from the Selling Division a bid to provide such Commercial Product or Service in addition to any bids solicited by the Purchasing Division from third parties. Subject to the determination by the Genzyme Board that the bid of the Selling Division is fair and reasonable to each division and to holders of common stock representing each division and that the Purchasing Division will accept the Selling Division's bid, the Purchasing Division may accept any bid deemed to offer the most favorable terms and conditions for providing the Commercial Product or Service sought by the Purchasing Division.

          (vi) Loans may be made from time to time between divisions. Any such loan of $1 million or less will mature within 18 months and interest will accrue at the best borrowing rate available to Genzyme for a loan of like type and duration. Amounts borrowed in excess of $1 million will require approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the material terms of such loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing such division.

ACCESS TO TECHNOLOGY AND KNOW-HOW

     Each of Genzyme General, GTR and GMO will have free access to all technology and know-how of Genzyme that may be useful in such division's business, subject to any obligations or limitations applicable to Genzyme.

DISPOSITION OF GTR DESIGNATED SHARES AND GMO DESIGNATED SHARES

     (i) The GTR Designated Shares and the GMO Designated Shares may be (a) issued upon the exercise or conversion of outstanding stock options, warrants or convertible securities allocated to Genzyme General, (b) subject to the restrictions set forth below under "Issuance of Additional Shares of Any Series of Common Stock," sold for any valid business purpose or (c) distributed as a dividend to the holders of shares of GGD Stock, all as determined from time to time by the Genzyme Board, subject to the following policies regarding annual distributions.

     (ii) If, as of May 31 of each year starting May 31, 1997, the number of GTR Designated Shares on such date (not including those reserved for issuance with respect to stock options, stock purchase rights, warrants or other securities convertible into or exercisable for shares of GGD Stock outstanding on such date ("GGD Convertible Securities") as a result of anti-dilution adjustments required by the terms of such instruments or approved by the Genzyme Board) exceeds ten percent (10%) of the number of shares of GTR Stock then issued and outstanding, then substantially all GTR Designated Shares will be distributed to holders of record of GGD Stock subject to reservation of a number of such shares equal to the sum of:

          (a) the number of GTR Designated Shares reserved for issuance upon the exercise or conversion of GGD Convertible Securities and

          (b) the number of GTR Designated Shares reserved by the Genzyme Board as of such date for sale not later than six months after such date, the proceeds of which sale will be allocated to Genzyme General.

     (iii) If, as of November 30 of each year starting November 30, 1998, the number of GMO Designated Shares on such date (not including those reserved for issuance with respect to GGD Convertible Securities as a result of anti-dilution adjustments required by the terms of such instruments or approved by the Genzyme Board) exceeds ten percent (10%) of the number of shares of GMO Stock then issued and outstanding, then substantially all GMO Designated Shares will be distributed to holders of record of GGD Stock, subject to reservation of a number of such shares equal to the sum of:

          (a) the number of GMO Designated Shares reserved for issuance upon the exercise or conversion of GGD Convertible Securities and

          (b) the number of GMO Designated Shares reserved by the Genzyme Board as of such date for sale not later than six months after such date, the proceeds of which sale will be allocated to Genzyme General;

provided, however, that if, prior to November 30, 1998, Genzyme has completed an initial public offering of GMO Stock, Genzyme may defer the distribution of GMO Designated Shares provided in this policy until the later of November 30, 1998 or 360 days after the date such offering is completed.

ISSUANCE AND SALE OF ADDITIONAL SHARES OF COMMON STOCK

     When additional shares of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division and (ii) the number of such shares issued and sold that shall reduce the number of Designated Shares of such division. Notwithstanding the foregoing, Genzyme will not sell any GTR Designated Shares or GMO Designated Shares (except upon exercise or conversion of options, warrants or convertible securities issued by Genzyme General that were adjusted as a result of a dividend of GTR Stock or GMO Stock paid to holders of GGD Stock) unless (i) the Genzyme Board determines that GTR or GMO, as the case may be, has cash sufficient to fund its operations for at least the next 12 months or (ii) shares of GTR Stock or GMO Stock, as the case may be, are concurrently being sold for the account of GTR or GMO, respectively, in an amount that will produce proceeds sufficient to fund such division's cash needs for the next 12 months.

OPEN MARKET PURCHASES OF SHARES OF COMMON STOCK

     Genzyme may make open market purchases of any series of its common stock in accordance with applicable securities law requirements; provided, however, that in no event shall any such purchases be made if as an immediate result thereof the number of Designated Shares representing a division will exceed 60% of the number of shares of such division outstanding plus such number of Designated Shares. Notwithstanding the foregoing, within 90 days of any open market purchase of the common stock representing any division, Genzyme may not exercise the right provided under the Genzyme Charter to exchange shares representing such division for cash and/or shares of GGD Stock.

CLASS VOTING

     In addition to any stockholder approval required by Massachusetts law, whenever the approval of the holders of the common stock representing a division is required to take any action pursuant to these policies or the Genzyme Charter, such requirement shall be satisfied if a meeting of the holders of the common stock representing such division is held at which a quorum is present and the votes cast in favor of the proposed action exceed the votes cast against.

NON-COMPETE

     Genzyme will not develop products or services outside of GTR or GMO which compete or would compete with products or services being developed or sold by GTR or GMO, respectively, other than through joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties, which transactions shall be subject to the conditions set forth in the policy regarding Other Interdivision Transactions.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1997 (the "Underwriting Agreement"), the
underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, Cowen & Company and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from Genzyme the following respective numbers of shares of GTR
Stock:

                                                                                NUMBER OF
                UNDERWRITER                                                      SHARES
                -----------                                                     ---------
    Credit Suisse First Boston Corporation....................................
    Cowen & Company...........................................................
    PaineWebber Incorporated..................................................
                                                                                   ------
              Total...........................................................
                                                                                   ======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of GTR Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     Genzyme has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 600,000 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of GTR Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of GTR Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     Genzyme has been advised by the Representatives that the Underwriters propose to offer the shares of GTR Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of
$          per share, and the Underwriters and such dealers may allow a discount
of $          per share on sales to certain other dealers. Thereafter the public offering price and concession and discount to dealers may be changed by the Representatives.


     Genzyme has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of GTR Stock or securities convertible into or exchangeable or exercisable for any shares of GTR Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing other than pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of the Underwriting Agreement, grants of employee, director or consultant stock options pursuant to the terms of a plan in effect on the date of the Underwriting Agreement or issuances of GTR Stock pursuant to the exercise of such options without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this Prospectus.


     Genzyme has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     This offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because Proprietary Convertible Investment Group, Inc. ("PCIG"), an affiliate of Credit Suisse First Boston Corporation, holds subordinated debt of Genzyme. Rule 2720 requires that the public offering price of the GTR Stock offered hereby not be higher than that recommended by a "qualified independent underwriter" meeting certain qualifications. Accordingly, PaineWebber Incorporated is acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The public offering price of the GTR Stock offered hereby is no higher than that recommended by PaineWebber Incorporated. PaineWebber Incorporated will not receive any compensation in connection with its acting as a qualified independent underwriter. In addition, no NASD member participating in the distribution will be permitted to confirm sales to accounts over which it exercises discretionary authority without the prior specific written consent of the customer.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the GTR Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the GTR Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of GTR Stock sold by such syndicate member are purchased in a syndicate covering transaction or to cover syndicate short positions. In "passive" market making, market makers in the GTR Stock who are Underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the GTR Stock until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the GTR Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Credit Suisse First Boston Corporation and PaineWebber Incorporated provided financial advisory services to Genzyme and BioSurface, respectively, in connection with Genzyme's acquisition of BioSurface in December 1994. The Representatives also acted as underwriters in Genzyme's public offerings of GGD Stock and GTR Stock in 1995. PaineWebber Incorporated provided financial advisory services to PharmaGenics, Inc. in connection with its acquisition by Genzyme in June 1997. In February 1997 Credit Suisse First Boston (Hong Kong) Limited, an affiliate of Credit Suisse First Boston Corporation, purchased debt securities of Genzyme convertible into GTR Stock and in August 1997 Credit Suisse First Boston Corporation acted as placement agent for an offering of debt securities convertible into GMO Stock. Proprietary Convertible Investment Group, Inc., an affiliate of Credit Suisse First Boston Corporation, owns 50% of such securities. In addition, the Representatives and certain other Underwriters have from time to time provided other investment banking services to Genzyme for customary fees and may continue to do so in the future.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the GTR Stock in Canada is being made only on a private placement basis exempt from the requirement that Genzyme prepare and file a prospectus with the securities regulatory authorities in each province where trades of GTR Stock are effected. Accordingly, any resale of the GTR Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal advice prior to any resale of the GTR Stock.

REPRESENTATIONS OF PURCHASERS


     Each purchaser of GTR Stock in Canada who receives a purchase confirmation will be deemed to represent to Genzyme and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such GTR Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, (iii) such purchaser has reviewed the text above under "Resale Restrictions," (iv) if such purchaser is located in Ontario, a dealer registered as an international dealer in Ontario may sell the GTR Stock to such purchaser and (v) if such purchaser is located in Quebec, such purchaser is a "sophisticated purchaser" within the meaning of Section 43 of the Securities Act (Quebec.)


RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.


     The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the regulations thereunder and reference is made thereto for the complete text of such provisions. Such provisions may contain limitations and statutory defenses on which Genzyme may rely.



     The rights discussed above are in addition to and without derogation from any other right or remedy which investors may have at law.


ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of GTR Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any GTR Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Genzyme. Only one such report must be filed in respect of the GTR Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of GTR Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the GTR Stock in the particular circumstances and with respect to the eligibility of the GTR Stock for investment by the purchaser under relevant Canadian legislation.


LANGUAGE OF DOCUMENTS



     Canadian purchasers hereby acknowledge that it is their express wish that all documents evidencing or relating in any way to the sale of the GTR Stock be drawn up in the English language only. Les acheteurs Canadiens reconnaissent par les presentes que c'est leur volonte expresse que tous les documents faisant foi ou se repportant de quelque maniere a la vente des valeurs mobilieres de GTR soient rediges en anglais seulement.


                                 LEGAL OPINIONS


     The validity of the GTR Stock offered hereby will be passed upon for Genzyme by Palmer & Dodge LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated balance sheets of Genzyme as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, and the financial statement schedule appearing therein, incorporated by reference into this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The combined balance sheets of Genzyme General and GTR as of December 31, 1995 and 1996, and the related combined statements of operations and cash flows for each group for each of the three years in the period ended December 31, 1996 included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, and the financial statement schedule appearing therein, have also been incorporated by reference herein in reliance on the respective reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and accounting.

     The combined balance sheets of GMO as of December 31, 1995 and 1996, and the related combined statements of operations and deficit accumulated during the development stage, cash flows and division equity for the period from December 1, 1994 (Date of Inception) through December 31, 1994, for the years ended December 31, 1995 and 1996 and cumulative for the period from December 1, 1994 (Date of Inception) through December 31, 1996, have also been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The audited financial statements of PharmaGenics, Inc. included in Genzyme's Current Report on Form 8-K filed on June 30, 1997 and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     Genzyme has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the GTR Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, but do provide an accurate summary of the material terms thereof. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described below.

     Genzyme is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Reports, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission, as well as copies of the Registration Statement, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611; and Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Genzyme hereby incorporates in this Prospectus by reference the following documents heretofore filed with the Commission (File No. 0-14680) pursuant to the Exchange Act: (i) Genzyme's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A filed on June 30, 1997; (ii) Genzyme's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (iii) Genzyme's Current Reports on Form 8-K filed with the Commission on February 4, 1997, April 1, 1997 and June 30, 1997; (iv) the description of GTR Stock and GTR Stock Purchase Rights contained in Genzyme's Registration Statement on Form 8-A filed with the Commission on June 18, 1997.

     All documents filed by Genzyme pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     Genzyme hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to the executive offices of Genzyme Corporation, One Kendall Square, Cambridge, Massachusetts 02139, Attention: Shareholder Services, telephone (617) 252-7526.

--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.


                               ------------------


                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   14
Capitalization........................   15
Price Range of GTR Stock and Dividend
  Policy..............................   16
Genzyme Tissue Repair Selected
  Financial Data......................   17
GTR Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations...............   19
Additional Financial Data.............   22
Business..............................   23
Management............................   37
Description of Genzyme Capital
  Stock...............................   40
Management and Accounting Policies
  Governing the Relationship of
  Genzyme Divisions...................   46
Underwriting..........................   51
Notice to Canadian Residents..........   52
Legal Opinions........................   53
Experts...............................   54
Available Information.................   54
Incorporation of Certain Documents
  by Reference........................   55



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     [LOGO]


                                4,000,000 Shares
                         Genzyme Tissue Repair Division
                                  Common Stock
                                ($.01 par value)




                                   PROSPECTUS




                           CREDIT SUISSE FIRST BOSTON

                                COWEN & COMPANY

                            PAINEWEBBER INCORPORATED





--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be borne by Genzyme in connection with this offering of GTR Stock are estimated as follows:

    SEC registration fee......................................................  $ 15,152
    NASD fees and expenses....................................................  $  4,500
    Printing and engraving expenses...........................................  $ 50,000
    Accounting fees and expenses..............................................  $ 60,000
    Legal fees and expenses...................................................  $100,000
    Transfer Agent and Registrar fees.........................................  $ 10,000
    Miscellaneous expenses....................................................  $ 10,348
         Total................................................................  $250,000
                                                                                ========

     All of the above figures, except the SEC registration fee, are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67 of chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's Restated Articles of Organization, By-Laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of Genzyme or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

     Article VI of Genzyme's By-Laws provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of Genzyme or of any of its subsidiaries, or who at the request of Genzyme may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by Genzyme or the proceeding seeks a declaratory judgment regarding his or her own conduct); provided that no indemnification shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of Genzyme or, to the extent such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee of such employee benefit plan; and provided, further, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, the payment and indemnification thereof have been approved by Genzyme, which approval shall not unreasonably be withheld, or by a court of competent jurisdiction. Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

     The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

     Genzyme also has in place agreements with certain officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's By-Laws.

     Section 13(b)(1 1/2) of chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unauthorized distributions and loans to insiders and (iv) transactions from which the director derived an improper personal benefit. Article VI.C.5. of Genzyme's Restated Articles of Organization provides that no director shall be personally liable to Genzyme or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.

ITEM 16.  EXHIBITS

     See Exhibit Index immediately following the signature page.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on October 29, 1997.


                                            GENZYME CORPORATION

                                            By:     /s/ DAVID J. MCLACHLAN

                                              ----------------------------------
                                                     DAVID J. MCLACHLAN,
                                              Executive Vice President, Finance
                                                 and Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                 TITLE
------------------------------------------  ---------------------------------
                    *                       Director and Principal Executive   October 29, 1997
------------------------------------------  Officer
             HENRI A. TERMEER

          /s/ DAVID J. MCLACHLAN            Principal Financial and            October 29, 1997
------------------------------------------  Accounting Officer
            DAVID J. MCLACHLAN

                    *                       Director                           October 29, 1997
------------------------------------------
      CONSTANTINE E. ANAGNOSTOPOULOS

                    *                       Director                           October 29, 1997
------------------------------------------
          DOUGLAS A. BERTHIAUME

                    *                       Director                           October 29, 1997
------------------------------------------
              HENRY E. BLAIR

                    *                       Director                           October 29, 1997
------------------------------------------
           ROBERT J. CARPENTER

                                            Director                            October  , 1997
------------------------------------------
            CHARLES L. COONEY

                    *                       Director                           October 29, 1997
------------------------------------------
              HENRY R. LEWIS

       * By: /s/ DAVID J. MCLACHLAN
------------------------------------------
           DAVID J. MCLACHLAN,
             Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT                                                                                SEQUENTIAL
  NO.                                     DESCRIPTION                                   PAGE NO.
-------                                   -----------                                  ----------

  1.1       Underwriting Agreement dated as of October   , 1997 between Genzyme and
            Credit Suisse First Boston Corporation. Filed herewith.

  4.1       Restated Articles of Organization of Genzyme. Filed as Exhibit 1 to
            Genzyme's Registration Statement on Form 8-A filed with the Commission on June 18, 1997, and incorporated herein by reference.

  4.2       Series Designation for Genzyme Molecular Oncology Division Common
            Stock. Filed as Exhibit 2 to Genzyme's Registration Statement on Form
            8-A filed with the Commission on June 18, 1997, and incorporated herein by reference.

  4.3       Series Designation for the Series A, Series B and Series C Junior
            Participating Preferred Stock of Genzyme. Filed as Exhibit 3 to
            Genzyme's Registration Statement on Form 8-A filed with the Commission on June 18, 1997, and incorporated herein by reference.

  4.4       By-Laws of Genzyme. Filed as Exhibit 3.2 to Genzyme's Form 8-K dated
            December 31, 1991, and incorporated herein by reference.

  4.5       Amended and Restated Rights Agreement dated as of June 12, 1997 between
            Genzyme and American Stock Transfer and Trust Company. Filed as Exhibit
            5 to Genzyme's Registration Statement on Form 8-A filed with the
            Commission on June 18, 1997, and incorporated herein by reference.

  5.1       Opinion of Palmer & Dodge LLP. Previously filed.

 23.1       Consent of Coopers & Lybrand L.L.P., independent accountants to Genzyme
            Corporation. Filed herewith.

 23.2       Consent of Arthur Andersen LLP, independent accountants to
            PharmaGenics, Inc. Filed herewith.

 23.3       Consent of Palmer & Dodge LLP. Included in Exhibit 5.1.

 24.1       Power of Attorney. Previously filed.